Confidential Draft No. 6 as confidentially submitted to the U.S. Securities and Exchange Commission on March 21, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________

Intelligent Group Limited
(Exact name of Registrant as specified in its charter)

______________

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong
(852) 3618 8460
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Ying Li, Esq. Guillaume de Sampigny, Esq. 950 Third Avenue, 19th Floor New York, NY 10022 Telephone: (212) 530-2206

_______________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, DATED MARCH [*], 2023

3,750,000 Ordinary Shares

Intelligent Group Limited

_______________________

This is the initial public offering of the ordinary shares, par value $0.00001 per share, of Intelligent Group Limited (“Ordinary Shares”). We are offering 3,750,000 Ordinary Shares of Intelligent Group Limited (“IGL”), representing 25% of the outstanding Ordinary Shares of IGL following completion of this offering. Following the offering, 25% of the outstanding Ordinary Shares will be held by public shareholders, assuming the underwriters do not exercise their over-allotment option.

Prior to this offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares is expected to be between $4.00 and $5.00 per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “INTJ.” We cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq. This offering is conditioned upon the successful listing of our ordinary shares on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, Ms. Wai Lau, our controlling shareholder (“Controlling Shareholder”) will own 60.0% of our total issued and outstanding Shares, representing 60.0% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. As a result, Ms. Wai Lau will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Risk Factors — Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” for further details.

IGL is a holding company registered and incorporated in the British Virgin Islands (“BVI”), and is not a Chinese operating company. As a holding company with no material operations, we conduct our operations in Hong Kong through our operating subsidiaries IJL and ITL (as defined hereunder in this prospectus). This is an offering of the Ordinary Shares of IGL, the holding company incorporated in the BVI, instead of shares of our operating subsidiaries in Hong Kong. You may never directly hold any equity interest in our operating entities. References to the “Company,” “Group,” “we,” “us” and “our” in the prospectus are to IGL, the BVI entity that will issue the Ordinary Shares being offered. References to “IJL” are to Intelligent Joy Limited, our key operating subsidiary in Hong Kong. References to “ITL” are to Intelligent Tech Limited, our Hong Kong subsidiary.

Because of our corporate structure as a BVI holding company with operations conducted by Hong Kong subsidiaries, an investment in our Ordinary Shares involves unique risks to investors. Our operating subsidiaries are directly held by IGL, and we currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China. Nevertheless, in the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless for further details.

Because our operations are primarily located in Hong Kong and some of our clients are PRC corporations, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on IJL’s, and to a lesser degree, ITL’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” for further information.

(Prospectus cover continued on the following page.)

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 13 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

_______

(1)        We have agreed to reimburse the underwriter for certain expenses. See the section titled “Underwriting” beginning on page 95 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[*], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days from the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $ [*] based on an assumed initial public offering price of $4.5 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $[*].

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [*], 2023.

The date of this prospectus is            , 2023.

(Prospectus cover continued from preceding page.)

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that either IJL or ITL would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) IJL and ITL are organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) IJL and ITL operate without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, IJL and ITL have collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, IJL and ITL have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if IJL or ITL are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, IGL does not require any requisite permissions or approvals from the Hong Kong authorities to operate its businesses. All of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and IGL, IJL and ITL are required to obtain such permissions or approvals, (ii) IGL, IJL and ITL inadvertently conclude that relevant permissions or approvals were not required or (iii) IGL, IJL and ITL did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. The auditor of the Company, Marcum Asia CPAs LLP, and Friedman LLP, the previous auditor of the Company, were not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

During the years ended November 30, 2022, 2021 and 2020, the transfers of cash among IGL and its subsidiaries were in the form of dividends. IGL did not declare and pay any dividends during the year ended November 30, 2020, and declared and paid dividends in the amount of HK$3,000,000 and HK$15,000,000, during the year ended November 30, 2021 and in March 2022, respectively, to its shareholders, which were through distribution by and funds transferred through payment of dividends from IJL and ITL. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from IJL and ITL by way of dividend payments. IGL is a BVI company, and IJL and ITL are both Hong Kong companies. There are currently no restrictions on foreign exchange and there are no limitations on the ability of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong Law. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Since the only transfers of cash among IGL and IJL and ITL have been in the form of dividends and there are currently no limitations on the ability of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong Law, IGL has not established cash management policies that dictate how funds are transferred. See “Dividend Policy”, “Transfers of Cash To and From Our Subsidiaries”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

IGL is a holding company registered and incorporated in the BVI and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including            , 2023 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms:

The “Company,” “Group,” “we,” “us,” “our” and “IGL” are to Intelligent Group Limited, the BVI entity that will issue the Ordinary Shares being offered.

“IJL” are to Intelligent Joy Limited, our key operating subsidiary in Hong Kong.

“ITL” are to Intelligent Tech Limited, our Hong Kong subsidiary.

“BVI” are to the British Virgin Islands.

“BVI Act” are to the BVI Business Companies Act, 2004 as amended from time to time.

“Controlling Shareholder” are to Ms. Wai Lau, who is also is a director, chief executive officer, chairlady of the board, as well as the founder of the Group.

“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

“Financial PR” are to a branch of the public relations industry that specializes in corporate disclosure responsibilities, shareholder relations, and relations with the professional investor community and with the financial media.

“HK Stock Exchange” are to the Stock Exchange of Hong Kong Limited.

“HKD” or “HK$” are to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China.

“IPO” are to an initial public offering of securities.

“Ordinary Shares” or “Shares” are to our ordinary shares, par value $0.00001 per share.

“PCAOB” are to the U.S. Public Company Accounting Oversight Board.

“PR” are to the public relations industry.

“PRC”, “China” or “Mainland China” are to the People’s Republic of China, including Hong Kong and Macau.

“Securities Act” are to the U.S. Securities Act of 1933, as amended.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

IGL is a holding company registered and incorporated in the BVI with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong, IJL and ITL. IJL’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.8050 on November 30, 2022, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

IGL’s fiscal year ends on November 30.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a professional services provider in Hong Kong that engages in the business of providing Financial PR services. Our Financial PR services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to the public and investors in a manner designed to enable them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

Our Industry

Hong Kong, which occupies a unique geographic position, continues to achieve remarkable expansion in its role as a regional financial leader. As one of the financial centers in the Asia-Pacific region, Hong Kong attracts a number of public relations firms to provide services in Hong Kong, mainly in Financial PR, corporate public relations and consumer marketing services. According to the website of the HK Stock Exchange — Annual Market Statistics (As of December 30, 2022) (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf and https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/2021-Market-Statistics_e.pdf), Hong Kong has ranked number four and four in the world in 2021 and 2022, respectively, in terms of the amount of funds raised through IPOs. According to the market statistics published by the HK Stock Exchange, the total funds raised through IPOs on the HK Stock Exchange in 2021 and 2022 were approximately HK$328.9 billion and HK$99.1 billion, respectively. The total post-IPO funds raised by listed companies on the HK Stock Exchange in 2022 amounted to HK$147.3 billion and, together with funds raised by IPOs, the total funds raised on the Main Board (“Main Board”) and GEM Board of the Hong Kong Stock Exchange, amounted to approximately HK$251.9 billion. Despite the total fund raised decreased in 2022 due to the impact of resurgences of COVID-19 outbreak, the capital market and fund-raising activities are expected to rebound in 2023, the demand for Financial PR services is expected to correlatively rebound.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        We provide comprehensive Financial PR services to our clients;

•        We provide extensive coverage in media monitoring and promotion services for our clients;

•        We have a strong client base; and

•        We have experienced and competent management and professional staff.

Our Strategy

We intend to pursue the following strategies to further expand our business:

•        Further strengthening our Financial PR business in Hong Kong;

•        Expanding our market presence in other international capital markets, in particular the U.S.; and

•        Enhancing the automation and establishment of our virtual Financial PR services.

Corporate History and Structure

In October 2016, IJL was organized under the laws of Hong Kong to engage in the provision of Financial PR services. IJL, our key operating subsidiary, provides advice for clients on their communications and reputation management efforts, creates multi-stakeholder communications programs, arranges press conferences and interviews, participates in the preparation of news releases and shareholders’ meetings, monitors news publications, identifies shareholders, targets potential investors, organizes corporate events and implements crisis management policies and procedures.

In June 2018, ITL was organized under the laws of Hong Kong to support our provision of Financial PR services. ITL is our operating subsidiary and engaged in technology related operations including maintaining the Company’s website.

In July 2018, IGL was organized under the BVI Act, as a holding company.

We are offering 3,750,000 Ordinary Shares, representing 25% of the issued and outstanding Ordinary Shares of IGL following completion of the offering, assuming the underwriters do not exercise the over-allotment option. The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this prospectus and upon completion of this offering. For more detail on corporate history, please refer to “Corporate History and Structure”.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, Ms. Wai Lau will own 60.0% of our total issued and outstanding Ordinary Shares, representing 60.0% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. As a result, Ms. Wai Lau will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

Transfers of Cash To and From Our Subsidiaries

During the years ended November 30, 2022, 2021 and 2020, the transfers of cash among IGL and its subsidiaries were in the form of dividends. IGL did not declare and pay any dividends during the year ended November 30, 2021, and declared and paid dividends in the amount of HK$3,000,000 and HK$15,000,000, during the year ended November 30, 2020 and in March 2022, respectively, to its shareholders, which were through distribution by and funds transferred through payment of dividends from IJL and ITL. The dividend of HK$15,000,000 was declared on March 7, 2022 of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 (US$294,707) was paid in cash on March 16, 2022. We do not have any current intentions to distribute further earnings.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary IJL, and to a lesser degree ITL, by way of dividend payments.

IGL is permitted under the laws of BVI to provide funding to our subsidiaries in Hong Kong (IJL and ITL) through loans or capital contributions without restrictions on the amount of the funds so provided. IJL and ITL are permitted under the laws of Hong Kong to provide funding to IGL through dividend distribution without restrictions on the amount of the funds so provided.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business and the value of assets of our Company will not be less than the sum of our total liabilities.

Under Hong Kong law, dividends can only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

IGL is a BVI company, and IJL and ITL are both Hong Kong companies. There are no restrictions on foreign exchange and there are no limitations on the abilities of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong Law. There are currently no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between IGL and its subsidiaries (IJL and ITL), across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries (IJL and ITL), to IGL and U.S. investors and amounts owed. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. See “Dividend Policy” and “We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” in the Summary Risk Factors section and the Risk Factors section for further information.

Since the only transfer of cash among IGL and IJL and ITL have been in the form of dividends and there currently are no limitations on the abilities of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong Law, IGL has not established cash management policies that dictate how funds are transferred. See “Dividend Policy”, “Risk Factors — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors”.

Risks Relating to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Hong Kong” beginning on page 13 of this prospectus)

•        All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risks imposed by the PRC legal and regulatory system cannot be certain. See Risk Factors — “All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risks imposed by the PRC legal and regulatory system cannot be certain” on page 13 of this prospectus for further information.

•        If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See Risk Factors — “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 14 of this prospectus for further information.

•         Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current auditor, Marcum Asia CPAs LLP, is headquartered in New York, New York and registered with the PCAOB. Our previous auditor, Friedman LLP, was headquartered in New York, New York. Our current auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See Risk Factors — “Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any

U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted” on page 15 of this prospectus for further information.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our clients reside. The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Hong Kong subsidiaries. See Risk Factors — “Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our clients reside. The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Hong Kong subsidiaries” on page 17 of this prospectus for further information.

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry” beginning on page 19 of this prospectus)

•        Our business performance is highly influenced by the conditions of the capital markets in Hong Kong. (see page 19 of this prospectus)

•        The revenue from our Financial PR business is non-recurring in nature and our profitability is highly unpredictable. (see page 20 of this prospectus)

•        Since we do not have long-term exclusive service agreements with our existing clients in respect of our Financial PR services, it is difficult to predict our future results of operations. (see page 20 of this prospectus)

•        We rely on our key management and professional staff, the loss of whom may affect our operations. (see page 21 of this prospectus)

•        A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition. (see page 23 of this prospectus)

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 25 of this prospectus)

•        We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. (see page 25 of this prospectus)

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares. (see page 25 of this prospectus)

Risks Related to our Ordinary Shares (for a more detailed discussion, see “Risk Factors — Risks Related to our Ordinary Shares” beginning on page 26 of this prospectus)

•        There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all. (see page 26 of this prospectus)

•        Our Ordinary Shares are expected to initially trade under $5.00 per share and thus would be known as “penny stock.” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares. (see page 26 of this prospectus)

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline. (see page 27 of this prospectus)

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares. (see page 28 of this prospectus)

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation. (see page 31 of this prospectus)

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. (see page 32 of this prospectus)

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (see page 32 of this prospectus)

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”. (see page 32 of this prospectus)

•        The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. (see page 33 of this prospectus)

Recent Regulatory Developments in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company that collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that either IJL or ITL would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) IJL and ITL are organized and operating in Hong Kong and it remains unclear whether the Revised Review Measures shall be applicable to Hong Kong companies; (ii) IJL and ITL operate without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, IJL and ITL have in aggregate collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, IJL and ITL have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if IJL or ITL are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

Nevertheless, since these regulatory actions and statements are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange.

See “Risk Factors — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Permission Required From Hong Kong and Chinese Authorities

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, IGL does not require any requisite permissions or approvals from the Hong Kong authorities to operate their businesses. Each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

In the event that we become subject to PRC laws or to the jurisdiction of Chinese authorities, we may incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, or no longer be permitted to continue our current business operations.

Recent PCAOB Developments

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. The HFCAA provided that if our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCAA, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. Neither the previous auditor of the Company, Friedman LLP, nor the current auditor of the Company, Marcum Asia CPAs LLP, was among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

See “Risks Related to Doing Business in Jurisdictions We Operate — Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Corporate Information

Our principal executive office is located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong. Our telephone number is (+852) 3618 8460. Our registered office in the BVI is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website is located at http://www.intelligentjoy.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

The Offering(1)

Securities being offered:	3,750,000 Ordinary Shares.
Initial public offering price:	We estimate the initial public offering price will be between $4.00 and $5.00 per Ordinary Share.
Number of Ordinary Shares outstanding before this offering:	11,250,000 Ordinary Shares.
Number of Ordinary Shares outstanding after this offering:	15,000,000 Ordinary Shares assuming no exercise of their over-allotment option by the underwriters.
Over-allotment option:

We have granted the underwriter the right to purchase up to 562,500 additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of the closing of the offering to cover over-allotments.

Use of proceeds:

Based upon an initial public offering price of $4.50 per Share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full, [*], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

•   Approximately 40% for growing our Financial PR business;

•   Approximately 30% for updating our IT systems; and

•   The balance to fund working capital and for other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 36.

Lock-up:

All of our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “INTJ”.
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 13.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on 11,250,000 Ordinary Shares outstanding as of the date of this prospectus.

Summary Consolidated Financial Data

The following selected consolidated statements of income for the years ended November 30, 2022 and 2021 and selected consolidated balance sheets data as of November 30, 2022 and 2021 have been derived from our consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the years ended November 30, 2022 and 2021:

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	1,836,204

OPERATING EXPENSES:
Direct cost of revenues	1,795,832	2,492,304	319,322
Selling expenses	1,556,607	957,546	122,684
General and administrative expenses	5,707,936	7,073,360	906,260
Total operating expenses	9,060,375	10,523,210	1,348,266

INCOME FROM OPERATIONS	13,483,625	3,808,366	487,938

OTHER INCOME (EXPENSE)
Financial expense	(8,158)	(97,167)	(12,449)
Other income, net	120,329	280,241	35,905
Total other income, net	112,171	183,074	23,456

INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	511,394
INCOME TAX EXPENSES	1,916,689	512,429	65,654

NET INCOME	11,679,107	3,479,011	445,740

The following table presents our summary consolidated balance sheets data as of November 30, 2022 and 2021.

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Total current assets	30,567,947	18,399,967	2,357,459
Total non-current assets	1,341,075	2,633,702	337,437
Total assets	31,909,022	21,033,669	2,694,896
Total current liabilities	3,650,044	5,006,133	641,401
Total non-current liabilities	3,663,627	2,953,174	378,369
Total liabilities	7,313,671	7,959,307	1,019,770
Total shareholders’ equity	24,595,351	13,074,362	1,675,126

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

IGL is a holding company registered and incorporated in the British Virgin Islands, and we conduct our operations through our operating subsidiaries in Hong Kong, IJL and ITL. Our operations are located in Hong Kong and some of our clients are PRC companies. As at the date of this prospectus, we are not affected by recent statements by the Chinese government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risks imposed by the PRC legal and regulatory system are by their very nature uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        increase our operating costs;

•        require significant management time and attention;

•        result in negative publicity; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities markets, enhancing supervision over China-based companies listed overseas using a VIE structure (which we do not use and which we have no current intention to use), adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The Chinese government may intervene in or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our ability to conduct our business could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that either IJL or ITL would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) IJL and ITL are organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) IJL and ITL operate without any subsidiary or VIE structure in

Mainland China; (iii) as of date of this prospectus, IJL and ITL have collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, IJL and ITL have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures is adopted into law in the future and if IJL or ITL are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, IGL does not require any requisite permissions or approvals from the Hong Kong authorities to operate their businesses. Each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, the Management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and IGL, IJL and ITL are required to obtain such permissions or approvals, (ii) IGL, IJL and ITL inadvertently conclude that relevant permissions or approvals were not required or (iii) IGL, IJL and ITL did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in Mainland China. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by non-U.S. laws, in particular those in Mainland China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to completely inspect or investigate the audit work performed by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our previous auditor, Friedman LLP, was headquartered in New York, New York, and our current auditor, Marcum Asia CPAs LLP, is headquartered in New York, New York, and neither auditors appeared as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares likely would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our clients reside. The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong Special Administrative Region (“HKSAR”) chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Sino — British Joint Declaration or the Basic Law” of the Hong Kong Special Administrative Region of the People’s Republic of China, which is Hong Kong’s constitutional document. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority.

The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the PRC Hong Kong National Security Law and the U.S. HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Tariffs could increase the cost of goods and products which could affect customers’ investment decisions, which in turn can affect the spending habits of our clients. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on consumer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese or Hong Kong economy may affect potential clients’ confidence in financial markets as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend any allegations which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business or this offering. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any changes to such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, and the signing of the HKAA in the U.S. on July 14, 2020 has led to various sanctions against certain Hong Kong individuals, including against the HKSAR chief executive Carrie Lam. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and may further impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to Our Business and Industry

Our business performance is highly influenced by the conditions of the capital markets in Hong Kong.

All our business operations were concentrated in the capital markets sector in Hong Kong during the years ended November 30, 2022 and 2021 and up to the date of this prospectus. Any material deterioration in the financial and economic conditions of the capital markets in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong Financial PR market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, the outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social and political unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to global or local market conditions, the capital markets in Hong Kong may experience negative fluctuations in its performance. These changes may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

The revenue from our Financial PR business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our Financial PR services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our contracts are typically negotiated on a project-by-project basis with our clients, the revenue generated from our services may fluctuate from time to time and often does not recur. The number of projects undertaken by us, the revenue generated from each client and the total revenue derived from our projects are affected by numerous factors such as market conditions, the terms of each engagement, project duration and the complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future business.

For the years ended November 30, 2022 and 2021, part of our revenue from the provision of Financial PR services were project-based services. However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

Since we do not have long-term exclusive service agreements with our existing clients in respect of our Financial PR services, it is difficult to predict our future results of operations.

Our service agreements with our clients are entered into on a project basis, and not through long term exclusive agreements. Therefore, we cannot assure you that a client will engage us for further services once a project has been completed, or that a client will not reduce the scope of, or terminate, the existing projects. Since we do not have long-term non-exclusive service agreements with our existing Financial PR clients, our client service agreements may be terminated from time to time due to various reasons beyond our control, making it difficult to predict our future results of operations.

The financial condition of our clients may deteriorate and their fee settlement to us may be slow, which may adversely affect our cash flows, working capital, financial condition and results of operations.

A decline in the financial condition of our clients would hinder our ability to collect payments from our clients, and would also result in a decrease in demand for our services in the future. A lack of liquidity in the capital markets, or a sustained period of unfavorable general economic conditions or conditions affecting the operations or industries of our clients may increase our exposure to credit risks and result in increases in our allowance for doubtful receivables. These factors may also materially and adversely affect our cash flows, working capital, financial condition and results of operations.

We are also subject to the risk of payment deferral by our clients as part of our business operations. We cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that they will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our financial condition and results of operations will be adversely affected.

Our reputation may be adversely affected if third parties to whom we outsource a portion of our Financial PR services fail to perform satisfactorily and/or there occur negative events concerning our business.

We outsource a portion of our services to third parties in the course of our business. If these third parties do not perform their services satisfactorily, or if they decide not to continue to provide such services to us, our business could be adversely affected. If we fail to identify and secure comparable third party service providers in a timely manner and on commercially reasonable terms, we may experience delays in providing services to our clients, which may negatively affect our business. Any service interruptions experienced by our clients could negatively impact our reputation, resulting in loss of existing clients and inability to attract new clients. Furthermore, we may even become subject to civil claims by our clients or other third parties. Under such circumstances, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has an experienced and competent management team that is responsible for directing and managing our daily operations, overseeing our financial condition and performance, and formulating our business strategies. Leveraging on their experience and networks in the industry, we have been successfully expanding our client base and our sources of deals and new projects. However, we cannot assure you that we can retain the services of our key management and find suitable replacements if any of them terminates his or her engagement with us, given the intense competition for experienced and competent personnel in the industry.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

We may be adversely affected by changes in the laws and regulations governing the companies listed on the HK Stock Exchange.

For the years ended November 30, 2022 and 2021, a large number of our clients were companies to be listed or already listed on the HK Stock Exchange. Our clients are therefore subject to all applicable laws and regulations relating to the listing of their securities on the HK Stock Exchange, including but not limited to, the Rules Governing the Listing of Securities on the HK Stock Exchange, as amended, supplemented or otherwise modified from time to time. As a result, our results of operations are affected by changes in the regulatory environment in Hong Kong and the PRC, especially the listing rules of the HK Stock Exchange, disclosure obligations of listed companies and restrictions or requirements on Financial PR services providers. Any change in Hong Kong and PRC laws and regulations, such as additional restrictions or requirements on Financial PR services providers, or new regulations that impose new restrictions on the ability of companies to list on the HK Stock Exchange, or the abolishment of or amendment to disclosure requirements imposed on listed companies, may also adversely affect the demand for our services, which may in turn materially and adversely affect our business, financial condition and results of operations.

We face risks associated with pressure on the level of our service fees.

Since the determination of service fees is primarily based on demand for our services, cost of services, and the service fees charged by our competitors for the same or similar services, we cannot assure you that we will be able to maintain the level of the service fees that we currently charge. In the event that the demand for our services decreases, or the level of the service fees decreases in the future due to existing or new competition or any other factors beyond our control, we may have to reduce the current level of fees charged for our services, which may materially and adversely affect our business, financial condition and results of operations.

Our financial results for the year ending November 30, 2023 are expected to be adversely affected by our non-recurring listing expenses for this offering.

The results of our Company for the year ending November 30, 2023 are expected to be adversely affected by our listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses Related to this Offering” for details. Part of these listing expenses is expected to be accounted for as a deduction from equity upon listing, and a portion thereof has been and is expected to be recognized as expenses in our consolidated statements of income for the year ending November 30, 2023. Accordingly, our results of operations and financial performance for the year ending November 30, 2023 may be adversely impacted, and may or may not be comparable to our financial performance in the past.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

If we fail to keep clients’ information confidential or if we handle information improperly or make misstatements of such information, our business and reputation could be materially and adversely affected.

We manage private and confidential information and documentation relating to our clients’ finances and transactions, often prior to public dissemination. The use of insider or price sensitive information is highly regulated in Hong Kong and overseas, and any violation of the relevant securities laws and regulations may result in civil and criminal penalties. There is no assurance that we can completely eliminate the risk of any misstatement or leakage of confidential information and customer data. If we fail to keep clients’ proprietary information and documentation confidential, or if we handle the information improperly or make misstatements of such information, our reputation may be adversely affected or even lost. At the same time, we may expose our clients to a significant loss of revenue as a result of any premature release or misstatements of confidential information. As such, we may also become subject to civil claims by our clients or other third parties or investigations by relevant authorities.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors and the ability to implement and maintain information technology security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our Group’s servers may be subject to computer viruses, hacking, vandalism, physical or electronic break-ins and other disruptions, which could lead to a loss of data. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors in the industry in which we operate. Our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

We are subject to various risks due to potential violation of obligations and standards applicable to us.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether any claim would develop into a lawsuit. Litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We may be unable to successfully implement our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial, regulatory and technological environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors such as these that may adversely affect Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The business of our Group is exclusively concentrated in Hong Kong, and is therefore heavily dependent on Hong Kong’s economy. Economic conditions in Hong Kong are sensitive to global economic conditions. If there is any significant decline in Hong Kong’s economy and we are unable to generate business in other geographic locations, our revenue, profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. Any factors that lead to prolonged weakness or increased volatility in Hong Kong’s securities market in the future, such as reoccurrence of economic crises, natural disasters, wars or political upheavals, may diminish investors’ interest in Hong Kong’s securities markets and thus our clients, and companies may cancel their plans to be listed on the HK Stock Exchange, resulting in a decline in our revenue and a material adverse effect on our business, results of operations, financial condition and prospects.

As of December 30, 2022, the total number of listed companies in the HK Stock Exchange was 2,597, compared to 2,572 listed companies as of December 31, 2021. The number of new listed companies in 2022 decreased to 89 companies as compared to 96 companies in 2021 (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf) mainly as a result of volatility in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

In addition, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect the Hong Kong capital markets and our operations, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

IGL is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended November 30, 2022 and 2021, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

We will be subject to the requirement that management maintain internal controls and perform periodic evaluation of the effectiveness of those internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to our Ordinary Shares

There has been no public market for our Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Shares on the Nasdaq Capital Market. An active public market for our Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Shares are expected to initially trade under $5.00 per share and thus would be known as “penny stock” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Ordinary Shares are expected to initially trade below $5.00 per share. As a result, our Shares would be known as a “penny stock”, which are subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our shares, and may negatively affect the ability of holders of shares of our shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to do so.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities when they are listed on Nasdaq, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities on a case by case basis. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our pre-IPO shareholders, including our Controlling Shareholder, will be able to sell their Shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders, including our Controlling Shareholder, may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this offering and after expiration of their lock-up period. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of our Shares following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares subject to meeting the required holding period, among other requirements. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our ordinary shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause their market price to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, if any existing shareholder or shareholders sell a substantial amount of our Ordinary Shares, this, in turn, could have a material adverse effect on their price.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and Ms. Wai Lau, our Controlling Shareholder, hold an aggregate of 80.0% or more of our Shares. After this offering, our directors, officers and our Controlling Shareholder will hold an aggregate of 60.0% or more of our Shares. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own 60.0% of our total issued and outstanding Shares, representing 60.0% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our Financial PR business and other corporate purposes.

As such, we have not determined a specific use for a portion of the net proceeds of this Offering now earmarked for working capital and other general corporate purposes, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds”.

Because of the number and variability of factors that will determine our full use of our net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our shareholders and could adversely affect our business, prospects, financial condition and results of operations. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us and possibly with our industry as well, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI and all of our directors and officers reside outside the United States in Hong Kong. Moreover, all of these persons do not have significant assets in the United States. As a result, it may be difficult to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the BVI courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforcement of Liabilities.”

As the rights of a shareholder under British Virgin Islands law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) acts that constitute fraud on the minority where the wrongdoers control the company.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchase our Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services and products;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

Based upon an initial public offering price of $[*] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full, [*], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $[*], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $[*], assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

•        Approximately 40% for growing our Financial PR business.

We intend to (i) recruit additional experienced professional staff to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our Financial PR services in Hong Kong; (ii) enhance the remuneration package of our existing staff to retain talent and professionals for our Financial PR business in Hong Kong; and (iii) recruit professional staff with appropriate experience in providing Financial PR services in other international capital markets, in particular the U.S.

•        Approximately 30% for updating our IT systems.

We intend to update our IT systems by investing in automation, digitalization and app development in integrating with our Financial PR services, including the establishing and automating virtual Financial PR services.

•        The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If, for example, an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the year ended November 30, 2020 and in March 2022, we declared and paid dividend of HK$3,000,000 and HK$15,000,000, respectively in relation to our retained profit. The dividend of HK$15,000,000 was declared on March 7, 2022 of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law, our board of directors may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries in Hong Kong, IJL and ITL. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of November 30, 2022 on:

•        an actual basis, giving effect to the share split at a ratio of 10,000-for-1 and the increase of the authorized shares to 500,000,000 Ordinary Shares, which was approved and effected on November 6, 2021; and

•        a pro forma as adjusted basis to give effect to the sale of 3,750,000 Ordinary Shares in this offering at the assumed initial public offering price of $4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Summary Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of November 30, 2022
	Actual	Actual	Adjusted(1)
	HK$	US$	US$
Ordinary Shares, $0.00001 par value per share: 500,000,000 shares authorized; 11,250,000 shares issued and outstanding; 15,000,000 shares issued and outstanding pro forma	874	112	[*]
Additional paid-in capital	2,010,103	257,540	[*]
Retained earnings	11,063,385	1,417,474	[*]
Total shareholders’ equity	13,074,362	1,675,126	[*]
Bank borrowings	3,407,758	436,612	[*]
Total capitalization	16,482,120	2,111,738	[*]

____________

(1)      Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts (underwriting discount equal to 4.5% per Ordinary Share), non-accountable expense allowance (1.0%) and estimated offering expenses payable by us ([$*]). We estimate that such net proceeds will be approximately [$*]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of November 30, 2022, we had a historical net tangible book value of $[**], or US$[**] per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of November 30, 2022.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have 15,000,000 Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at November 30, 2022 would have been US$[*], or US$[*] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Ordinary Share to existing investors and immediate dilution of US$[*] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post-Offering(1)		Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per Ordinary Share	$	[*]	$	[*]
Net tangible book value per Ordinary Share as of November 30, 2022	$	[*]	$	[*]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[*]	$	[*]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[*]	$	[*]
Dilution per ordinary share to new investors in this offering	$	[*]	$	[*]

____________

(1)      Assumes gross proceeds from the offering of 3,750,000 Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of 4,312,500 Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$4.50 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of November 30, 2022 after this offering by approximately US$[*] per Ordinary Share, and would increase (decrease) dilution to new investors by US$[*] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after this offering would be US$[*], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[*], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$[*].

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of November 30, 2022, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Shares paid at the assumed initial public offering price of US$4.50 per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	11,250,000	75%	$112	0%	$0
New investors	3,750,000	25%	$16,875,000	100%	$4.5
Total	15,000,000	100%	$16,875,112	100%	$1.12

EXCHANGE RATE INFORMATION

IGL is a holding company registered and incorporated in the BVI with operations conducted in Hong Kong through its key operating subsidiary in Hong Kong, IJL, using Hong Kong dollars. IJL’s reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8050 on November 30, 2022, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

We are a professional services provider in Hong Kong that engages in the provision of Financial PR services. Our Financial PR services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to the public and investors in a manner designed to enable them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital markets in Hong Kong

Our business is closely related to the capital markets in Hong Kong. We provide Financial PR services to listed companies and companies seeking listing on the HK Stock Exchange. Our services are affected by the capital markets activities in Hong Kong. The Hong Kong financial and capital markets are susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. Any material deterioration in the financial and economic conditions of the financial and capital markets in Hong Kong could materially and adversely affect our business and prospects. When there are unfavorable changes to global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

As of December 30, 2022, the total number of listed companies in the HK Stock Exchange was 2,597, compared to 2,572 listed companies as of December 31, 2021. The number of new listed companies in 2022 decreased to 89 companies as compared to 96 companies in 2021 (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf) mainly as a result of volatility in the performance of the capital markets in Hong Kong in 2022. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

In addition, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect the Hong Kong capital markets and our operations, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

See the risk factor “A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.” for more details.

Our ability to manage our staff costs

Our staff costs are the largest costs we incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$2,096,145 (approximately US$268,564) and HK$1,991,665 for the years ended November 30, 2022 and 2021, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the Financial PR services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, a wider range of value adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. We also face competition from local small and medium-sized Financial PR services providers that offer a similar range of services as we do. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19 pandemic on our business and operations

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

RESULTS OF OPERATIONS

YEAR ENDED NOVEMBER 30, 2022 COMPARED WITH YEAR ENDED NOVEMBER 30, 2021

	Years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	1,836,204
Operating expenses
Direct cost of revenues	1,795,832	2,492,304	319,322
Selling expenses	1,556,607	957,546	122,684
General and administrative expenses	5,707,936	7,073,360	906,260
Income from operation	13,483,625	3,808,366	487,938
Other income/(expense)
Interest expenses	(8,158)	(97,167)	(12,449)
Other income, net	120,329	280,241	35,905
INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	511,394
Income tax expenses	1,916,689	512,429	65,654
NET INCOME	11,679,107	3,479,011	445,740

Revenue

Our revenue decreased by HK$8,212,424 or 36.4%, from HK$22,544,000 for the year ended November 30, 2021 to HK$14,331,576 (US$1,836,204) for the year ended November 30, 2022, which was mainly attributable to the decrease in roadshow services and exhibition services provided for clients who are seeking listing on the HK Stock Exchange, since the resurgence of the COVID-19 outbreak in relation to the Omicron virus variant occurred in Hong Kong in the first half of 2022.

In addition, the increase in interest rates unveiled by the Federal Reserve in the second half of 2022 also negatively affected the capital markets and fund-raising activities, leading to a decrease in demand of our Financial PR services.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included media and promotion services we provided for our clients. Our direct cost of revenues increased by HK$696,472, or 38.8%, from HK$1,795,832 for the year ended November 30, 2021 to HK$2,492,304 (US$319,322) for the year ended November 30, 2022. Such increase was mainly due to the increase in cost of value-added services (including the design and production of clients’ mascots and other advertising materials used to be displayed in the screen on the external walls of buildings designated by the clients) provided to our clients, resulting from the operating strategy with the objective to increase our competitiveness in the market.

Selling expenses

The following table set forth the breakdown of our selling expenses for the years indicated:

	Years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Entertainment expense	1,113,710	354,652	45,439
Advertisement expense	94,488	28,374	3,635
Referral fee	—	235,122	30,125
Others	348,409	339,398	43,485
	1,556,607	957,546	122,684

Our selling expenses mainly represented entertainment expense, advertisement expense and others. Our selling expenses decreased by HK$599,061, or 38.5%, from HK$1,556,607 for the year ended November 30, 2021 to HK$957,546 (US$122,684) for the year ended November 30, 2022, mainly due to the decrease in entertainment expense.

Our entertainment expense decreased by HK$759,058, or 68.2%, from HK$1,113,710 for the year ended November 30, 2021 to HK$354,652 (US$45,439) for the year ended November 30, 2022, mainly due to the decrease in capital market activities as a result of negative market sentiment.

Our advertisement expense represented our advertising expenses on media platforms, with the objective of having a higher media presence and generating organic traffic that could help to increase our brand awareness and attract the attention of potential customers. Advertisement expense decreased by HK$66,114, or 70.0%, from HK$94,488 for the year ended November 30, 2021 to HK$28,374 (US$3,635) for the year ended November 30, 2022, mainly due to a decrease in advertising activities undertaken during the year.

Our referral fee represented the referral expenses paid to agents for introducing new customers to the Group and amounted to HK$235,122 (US$30,125) for the year ended November 30, 2022.

Our others mainly represented our traveling expenses which remained stable at HK339,398 (US$43,485) and HK$348,409 for the year ended November 30, 2022 and 2021, respectively.

Administrative expenses

The following table set forth the breakdown of our administrative expenses for the years indicated:

	Years ended November 30
	2021	2022	2022
	HK$	HK$	US$
Staff costs	995,833	1,035,572	132,681
IT expenses	1,666,739	154,141	19,748
Professional and consultancy fee	864,696	3,442,002	441,000
Rent and rates	486,639	494,500	63,357
Depreciation	411,614	411,742	52,754
Office expenses	241,287	413,251	52,947
Provision for doubtful accounts	617,014	540,000	69,187
Others	424,114	582,152	74,586
	5,707,936	7,073,360	906,260

Our administrative expenses mainly represented staff costs, IT expenses, professional and consultancy fee, rent and rates, depreciation, office expenses, provision for doubtful accounts and others. Our administrative expenses increased by HK$1,365,424, or 23.9%, from HK$5,707,936 for the year ended November 30, 2021 to HK$7,073,360 (US$906,260) for the year ended November 30, 2022, mainly due to the increase in professional and consultancy fee.

Staff costs

Our staff costs remained relatively stable at HK$1,035,572 (US$132,681) and HK$995,833 for the year ended November 30, 2022 and 2021, respectively.

IT expenses

Our IT expenses decreased by HK$1,512,598, or 90.8%, from HK$1,666,739 for the year ended November 30, 2021 to HK$154,141 (US$19,748) for the year ended November 30, 2022 as the development of the online platform, which was used to promote our company and expand our customer base, had been substantially completed during the year ended November 30, 2021.

Professional fee and consultancy fee

Our professional and consultancy fee increased by HK$2,577,306, or 298.1%, from HK$864,696 for the year ended November 30, 2021 to HK$3,442,002 (US$441,000) for the year ended November 30, 2022, mainly due to the audit fee and other professional fees in relation to our proposed listing.

Rent and rates

Our rent and rates mainly represented the rental expense on our office located in Hong Kong and remained stable.

Depreciation charge

Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge remained stable of HK$411,742 (US$52,754) and HK$411,614 for the years ended November 31, 2022 and 2021, respectively.

Office expenses

Our office expenses mainly represented office cleansing, post and courier, printing and stationery, telephone and communication and utilities. The office expenses increased by HK$171,964, or 71.3%, from HK$241,287 for the year ended November 30, 2021 to HK$413,251 (US$52,947) for the year ended November 30, 2022, mainly related to higher utilization of our office premises during the year ended November 30, 2022.

Provision for doubtful accounts

Our provision for doubtful accounts decreased by HK$77,014, or 12.5%, from HK$617,014 for the year ended November 30, 2021 to HK$540,000 (US$69,187) for the year ended November 30, 2022, mainly related to the receivable from one customer being written off.

Other income/(expense), net

Our other income mainly represents government subsidies. The net other income increased by HK$159,912, or 132.9% from HK$120,329 for the year ended November 30, 2021 to HK$280,241 (US$35,905) for the year ended November 30, 2022, mainly due to the government subsidy of HK$215,000 received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the government of Hong Kong which was received during the year ended November 30, 2022.

In 2022, IJL successfully applied for funding support from the ESS under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees for paying wages of employees from May to July 2022 who may otherwise be made redundant. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. IJL is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong profits tax

Our Hong Kong subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$1,404,260, or 73.3%, from HK$1,916,689 for the year ended November 30, 2021 to HK$512,429 (US$65,654) for the year ended November 30, 2022, primarily due to decrease in income before income taxes.

Our effective tax rate remained relatively stable at 12.8% and 14.1% for the years ended November 30, 2022 and 2021, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Current assets
Cash and cash equivalents	13,009,436	15,478,505	1,983,152
Accounts receivable, net	4,631,246	2,685,876	344,122
Prepayments and other receivables	227,451	197,649	25,324
Due from a Director	7,922,423	37,937	4,861
Other receivables – related parties	4,777,391	—	—
Total current assets	30,567,947	18,399,967	2,357,459

Current liabilities
Accruals and other payables	143,910	290,645	37,238
Contract liabilities	288,364	1,166,837	149,499
Bank borrowings	75,342	454,584	58,243
Operating lease liabilities	501,638	255,968	32,795
Taxes payables	2,640,790	2,838,099	363,626
Total current liabilities	3,650,044	5,006,133	641,401
Working Capital	26,917,903	13,393,834	1,716,058

Accounts Receivable

Our accounts receivable represented receivables from clients of our Financial PR services. We do not grant credit terms to our clients. We issue an invoice to our clients after a milestone specified under our service agreement is achieved or upon completion of the transaction.

Our accounts receivable balance decreased by HK$1,945,370, or 42.0% from HK$4,631,246 as of November 30, 2021 to HK$2,685,876 (US$344,122) as of November 30, 2022. The decrease was mainly due to timely settlement from our clients.

We strictly control outstanding receivables to contain credit risk and an impairment analysis is performed at the end of each year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the years ended November 30, 2022 and 2021, the provision for doubtful accounts was HK$540,000(US$69,187) and HK$617,014, respectively. As of November 30, 2022 and 2021, we had not made any allowance for doubtful debts in relation to our accounts receivable.

Prepayments and other receivable

Our prepayments and other receivable mainly represented rental deposit and prepayment of our office premises and other utility deposits. Our prepayments and other receivables remained stable at HK$197,649 (US$25,324) and HK$227,451 as of November 30, 2022 and 2021, respectively.

Accruals and other payables

Our accruals and other payables represented accrued operating expenses. Our accruals and other payables increased by HK$146,735, or 102.0% from HK$143,910 as of November 30, 2021 to HK$290,645 (US$37,238) as of November 30, 2022. The increase was mainly due to the accrual of staff salaries and reimbursements near the year-end.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the contract for our clients. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities increased by HK$878,473, or 304.6% from HK$288,364 as of November 30, 2021 to HK$1,166,837 (US$149,499) as of November 30, 2022. The increase was mainly due to an increase in advance from customers which will be recognized as revenue when our performance obligation is satisfied.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office and were reduced as lease payments were made.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of November 30, 2022:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	454,584	952,603	1,014,214	986,357	3,407,758
Operating lease obligation	255,968	—	—	—	255,968
Total contractual obligation	710,552	952,603	1,014,214	986,357	3,663,726
	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	58,243	122,050	129,944	126,375	436,612
Operating lease obligation	32,795	—	—	—	32,795
Total contractual obligation	91,038	122,050	129,944	126,375	469,407

As of November 30, 2022, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Net cash provided by operating activities	10,192,111	7,066,941	905,437
Net cash used in investing activities	(5,089,087)	(50,067)	(6,415)
Net cash provided by (used in) financing activities	3,483,000	(4,547,805)	(582,678)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,586,024	2,469,069	316,344
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,423,412	13,009,436	1,666,808
CASH AND CASH EQUIVALENTS AT END OF YEAR	13,009,436	15,478,505	1,983,152

Operating activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff cost and operating expenses.

For the year ended November 30, 2021, we had net cash generated from operating activities of HK$10,192,111, mainly arising from net income of HK$11,679,107 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$411,614; (ii) amortization of right-of-use assets of HK$472,180; (iii) bad debts written off of HK$617,014; and (iv) interest on lease liabilities of HK$11,710. Changes in operating assets and liabilities mainly included: (i) an increase in taxes payable of HK$1,862,356 during the year ended November 30, 2021; and (ii) an increase in contract liabilities of HK$218,516 which was in line with our increase in revenue during the year ended November 30, 2021; partially offset by (i) an increase in accounts receivables of HK$3,863,560 in line with the increase in revenue during the year ended November 30, 2021; (ii) a decrease in operating lease liabilities of HK$451,500 of our Hong Kong office; and (iii) a decrease in accruals and other payables of HK$713,475 mainly due to the decrease of the accrued operating expenses paid during the year ended November 30, 2021.

For the year ended November 30, 2022, we had net cash generated from operating activities of HK$7,066,941, mainly arising from net income of HK$3,479,011 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$411,742; (ii) amortization of right-of-use assets of HK$480,138; (iii) bad debts written off of HK$540,000; and (iv) interest on lease liabilities of HK$14,362. Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HK$1,405,370 mainly due to timely settlement from our clients; (ii) an increase in contract liabilities of HK$878,473 mainly due to increase in advance from customers which will be recognized as revenue when our performance obligation is satisfied; (iii) an increase in taxes payable of HK$197,309; (iv) an increase in accruals and other payables of HK$146,735 mainly due to increase in accrual of staff salaries and reimbursement; and (iv) a decrease in prepayments and other receivables of HK$29,802; partially offset by decrease in operating lease liabilities of HK$516,001 of our Hong Kong office.

Investing activities

Our cash used in investing activities was principally for the purchase of property and equipment and amounts due from a director and related parties.

For the year ended November 30, 2021, we had net cash used in investing activities of HK$5,089,087, primarily consisting of an amount loaned to a director of HK$4,162,094 and an amount loaned to related parties of HK$926,993 during the year.

For the year ended November 30, 2022, we had net cash used in investing activities of HK$50,067, primarily consisting of the purchase of equipment of HK$12,129 and an amount advanced to a director of HK$37,938.

Financing activities

Our cash provided by (used in) financing activities was principally for dividend payments and proceeds from bank loan.

For the year ended November 30, 2021, we had net cash provided by financing activities of HK$3,483,000, primarily consisting of proceeds from bank loan of HK$3,483,000.

For the year ended November 30, 2022, we had net cash used in financing activities of HK$4,547,805, primarily consisting of the payment of dividend of HK$2,300,186, deferred offering costs of HK$2,172,377 and the repayment of bank loan of HK$75,242.

Working Capital Sufficiency

IGL believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this prospectus.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$12,129 and HK$nil for the years ended November 30, 2022 and 2021, respectively. The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

As of November 30, 2022 and 2021, our Group had funds advanced to Ms. Wai Lau, a director, of HK$37,937 and HK$7,922,423, and Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$nil and HK$4,777,391, respectively.

The following table sets forth the breakdown of the related parties balances as of the dates indicated:

	Relationship with the Group	As of November 30,
		2021	2022	2022
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	7,922,423	37,937	4,861
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	4,777,391	—	—
Total		12,699,814	37,937	4,861

Balances represented the funds advanced to Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, CEO and Controlling Shareholder of the Company. The balance is unsecured and interest-free. On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 (US$1,921,845) payable to its shareholders, of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 (US$294,707) was paid in cash on March 16, 2022. The dividend per share was HK$1.33 (US$0.17). The amount due from director of HK$37,937 (US$4,861) as of November 30, 2022 has been fully settled in cash in February 2023.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,061) if the bank with which an individual/a company holds its eligible deposit fails. As of November 30, 2022 and 2021, cash and cash equivalents balance of HK$15,478,505 (US$1,983,152) and HK$13,009,436, respectively, was maintained at financial institutions in Hong Kong and approximately HK$580,043 were insured by the Hong Kong Deposit Protection Board as of November 30, 2022.

Our Group has designed their credit policies with an objective to minimize their exposure to credit risk. Our Group’s “receivables” are very short term in nature and the associated risk is minimal. Our Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Our Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by our Group, such as cash and cash equivalents, our Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

Our Group is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) operating leases. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded net of allowance for the Group’s doubtful accounts. The Group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of November 30, 2022 and 2021, the allowance for doubtful accounts was nil and for the years ended November 30, 2022 and 2021, HK$540,000 (US$69,186) and 617,014 accounts receivable were written off, respectively.

Lease

The Group is a lessee of non-cancellable operating leases for corporate offices premise. The Group applied ASC Topic 842 “Leases” for all periods presented, using the modified retrospective transition method on December 1, 2018. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The new lease standard also provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended November 30, 2022 and 2021, the Group did not have any impairment loss against its operating lease right-of-use assets.

RECENT ACCOUNTING PRONOUNCEMENTS

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Introduction of Financial PR

Public relations is the management of communications between a company and the public. Through public relations, a company disseminates information about its products and services to the public to create, maintain and protect its reputation, enhance its prestige and reputation and present a favorable image through news releases, press conferences, internet communications and advertising. Effective public relations requires knowledge of all the factors that would influence the public’s attitude toward the organization.

Financial PR is a branch of public relations that specializes in corporate disclosure responsibilities, shareholder relations, and relations with the professional investor community and the financial media. After being engaged for a corporate finance activity of a client, such as a merger or acquisition or an initial public offering (“IPO”), the Financial PR firm serves as the vehicle for communication with stakeholders including investors, shareholders, the media and other parties in order to help companies to enhance their image, to promote their viewpoint to their community and to build the financial reputation they require.

Effective public relations requires knowledge of all the factors that would influence the public’s attitude toward the organization. In general, Financial PR services involve:

(i)     conducting analysis and research to identify and understand relevant factors that would influence the public’s perception of the organization;

(ii)    establishing an overall policy and goals of the public relations campaign, as well as guidelines to evaluate the overall success of the campaign;

(iii)   outlining public relations strategies and tactics;

(iv)   communicating with the targeted members of the public through different channels such as press conferences, publications or special events; and

(v)    analyzing the reaction of the public and targeted audiences for improving the public relations campaign.

(vi)   protecting reputation of the organization including working in close partnership with clients to anticipate and mitigate risks.

Effective public relations activities may increase a company’s value by assisting issuers to conduct a successful IPO, take measures to improve stock prices and liquidity and raise additional funds after the IPO. Public relations firms may hold special meetings with investors and potential investors, financial journalists and analysts to convey positive messages of an issuer, and to overcome adverse publicity and negative perceptions about an issuer. Such meetings may be held in the form of full-day briefings, formal presentations, luncheon meetings or one-on-one meetings in international roadshows. A tour of a company’s facilities may also help to generate interest among members of the financial community. In addition, mailings and ongoing communications can help a company to achieve visibility among potential investors and the financial community.

Annual reports and shareholders’ meetings are important public relations tools for maintaining good investor relations. Important information can be dispatched to shareholders and the financial community via annual reports, announcements and circulars. In addition to the regular public company annual meetings, some companies also hold regional or quarterly meetings. Some companies may reach more shareholders by moving the location of their annual meeting from city to city.

Other types of programs that fall under the umbrella of Financial PR services include corporate identity programs. Special events may be held to attract attention on a company and shift the public’s focus on a company’s goodwill. These include anniversary celebrations, events related to trade shows, special exhibits or fairs and festivals, which are effective public relations tools for communicating a company’s standpoint.

Financial PR industry in Hong Kong

Hong Kong, which occupies a unique geographic position, continues to achieve remarkable expansion in its role as a regional financial leader. As one of the financial centres in the Asia-Pacific region, Hong Kong attracts a number of public relations firms to provide their services in Hong Kong, mainly in Financial PR, corporate public relations and consumer marketing services. According to the website of the HK Stock Exchange — Annual Market Statistics (As of December 30, 2022) (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf and https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/2021-Market-Statistics_e.pdf), Hong Kong has ranked number four and four in the world in 2021 and 2022, respectively, in terms of the amount of funds raised through IPOs. The total funds raised through IPOs on the HK Stock Exchange in 2021 and 2022 were approximately HK$328.9 billion and HK$99.1 billion, respectively. The total post-IPO funds raised by listed companies on the HK Stock Exchange in 2022 amounted to HK$147.3 billion and, together with funds raised by IPOs, the total funds raised on the Main Board and GEM amounted to approximately HK$251.9 billion. Despite the total fund raised decreased in 2022 due to the impact of resurgences of COVID-19 outbreak, given the capital market and fund-raising activities are expected to rebound in 2023, the demand for Financial PR services is expected to substantial rebound.

Capital Markets of Hong Kong

Hong Kong is one of the top global equity markets by market capitalization. As an international financial hub and gateway to China, the equity market in Hong Kong has experienced remarkable growth over the years. According to the statistics published by the Securities and Futures Commission (Hong Kong) (the “SFC”) (source: https://www.sfc.hk/-/media/EN/files/SOM/MarketStatistics/a01.pdf?rev=2d720670e6d94e74a5cbc2b10d555db0&hash=4D0824D4B1D270BAF6622D7D5C6A1818), as at September 30, 2022, Hong Kong ranked as the seventh largest stock exchange in the world, and the fourth largest in Asia, in terms of domestic equity market capitalization. The following table sets forth the world’s top ten stock exchanges by market capitalization as at September 30, 2022.

	Worldwide ranking(6)	Ranking in Asia(6)	Market Capitalization
			(US$ in billions)
US (NYSE)	1		23,752,5
US (Nasdaq)	2		16,591.1
China (Shanghai)	3	1	6,328.1
Europe (NYSE Euronext)(1)	4		5,075.8
Japan (Japan Exchange Group)(2)	5	2	4,756.5
China (Shenzhen)	6	3	4,352.9
China (Hong Kong)(3)	7	4	3,927.0
India	8	5	3,309.7
Saudi Arabia (Tadawul)	9		2,893.7
UK (London Stock Exchange Group)(4)	10		2,651.1

____________

Notes:

(1)      Comprises Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris

(2)      Comprises Tokyo Stock Exchange and Osaka Securities Exchange

(3)      Includes GEM

(4)      Comprises London Stock Exchange and Borsa Italiana

Source: SFC’s website

The HK Stock Exchange promulgates its own rules governing share trading and disclosure of information to shareholders and investors. Companies listed on the HK Stock Exchange are required to comply with the provisions of its Listing Rules, which provide for, among other things, the issuance of interim and audited annual accounts to shareholders and the making of prompt public disclosure of material transactions and developments. The HK Stock Exchange’s mission is to create and operate active international public financial markets in Hong Kong.

Listed companies in Hong Kong

The number of listed companies increased steadily over the past 10 years, driven by the active IPO and primary fund-raising activities on the HK Stock Exchange. Set out below are the number of listed companies on the HK Stock Exchange from 2012 to 2022. According to https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/HKEX-Monthly-Market-Highlights?sc_lang=en, the website of the HK Stock Exchange — Fact Book 2021 (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/HKEX-Fact-Book/HKEX-Fact-Book-2021/FB_2021.pdf) and Annual Market Statistics (As of December 30, 2022) (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf).

Number of listed companies in the HK Stock Exchange
3,000
2,500
2,000
1,500
1,000
500
0
1,547
1,643
1,752
1,866
1,973
2,118
2,315
2,449
2,538
2,572
2,597
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Source: Fact Book 2021 and market statistics 2022 issued by the HK Stock Exchange

IPOs

Hong Kong is one of the leading IPO markets in the world. In 2022, there were 89 IPOs launched in Hong Kong, raising approximately HK$99.1 billion, earning the HK Stock Exchange a fourth place among global stock exchanges after Shanghai Stock Exchange, representing a decrease of 69.9% from 2021, mainly due to the impact caused by COVID-19 since 2020 and the resurgence of the COVID-19 outbreak in relation to the Omicron virus variant in first half of 2022. In addition, the raise in interest rates unveiled by the Federal Reserve in the second half of 2022 negatively affected the capital markets and fund raising activities, leading to a decrease in demand of our Financial PR services. In terms of funds raised through IPOs, Hong Kong has been among the world’s top five IPO markets in the past 10 years. Set out below was the number of IPOs and equity funds raised via IPO in the HK Stock Exchange from 2012 to 2022, according to the website of the HK Stock Exchange — Annual Market Statistics (As of December 30, 2022) (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf) and Fact Book 2-21 (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/HKEX-Fact-Book/HKEX-Fact-Book-2021/FB_2021.pdf).

Number of IPOs and equity funds raised via IPO in the HK Stock Exchange
600
500
400
300
200
100
0
62
102
115
124
120
161
208
163
146
96
89
90.0
169.0
232.5
263.1
195.3
128.5
288.0
314.2
400.1
328.9
99.1
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Initial public offering (HK$B)
Number of new listed companies

Source: Fact Book 2021 and market statistics 2022 issued by the HK Stock Exchange

The overall increase in the number of newly listed companies on the HK Stock Exchange over the past 10 years has created considerable opportunities for Financial PR services.

Major drivers propelling the development of Financial PR market in Hong Kong

The expansion of the capital markets of Hong Kong

The total number of listed companies in Hong Kong increased from 1,547 in 2012 to 2,597 in 2022 (source: https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/HKEX-Fact-Book/HKEX-Fact-Book-2021/FB_2021.pdf and https://www.hkex.com.hk/-/media/HKEX-Market/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics/e_2022-Market-Statistics.pdf), representing a CAGR of approximately 5.3%. In addition, the number of newly listed companies in Hong Kong reached 89 in 2022. With the expected continuous expansion in the capital markets of Hong Kong and the increase in the number of listed companies, the demand for Financial PR services is expected to increase.

Increasing demand for Financial PR services to enhance brand and corporate image

The demand for Financial PR services is positively correlated to the performance as well as the general level of activity of the Hong Kong stock market, and with the increasing activity of the securities market and a growing number of investors, there is a rising pressure on companies to open up to investors who are seeking transparency in companies through access to better and more detailed information. It is increasingly important for companies to communicate effectively and honestly with investors, hence an increasing number of companies have sought to rely on Financial PR firms in managing the relevant corporate information to be disclosed to targeted members of the public. In addition, increasingly fiercer competition and more sophisticated investors compel companies to understand the importance of Financial PR services for building or enhancing a brand and corporate image in order to gain a competitive advantage. Therefore, the increasing demand for Financial PR services to enhance corporate image has been an essential driving force could propel the further development of the Financial PR services market.

Digitalization of global business and the increasing use of social media

There recently has been substantial growth in the advancements in digital and social media technologies. Social media has given companies the opportunity to reach consumers through a variety of channels, and these channels contribute to a company’s overall personality and help consumers feel a deeper, personal connection with its branding and corporate message. In order to accommodate customer demands, many firms and corporations have engaged Financial PR firms and extended their social media monitoring hours to nights and weekends. Since news and hot issues often break on social media, brands that monitor their social channels closely and address these issues swiftly and tactfully can control the conversations instead of just reacting to them. Also, social media has allowed Financial PR firms to reach a much larger audience. Previously, Financial PR firms targeted their messaging at specific individuals such as investors and business partners, but social media has caused this target group to be expanded to include all persons vital to the success of a business.

Entry Barriers

Fierce competition

The Financial PR industry in Hong Kong is highly competitive with low market concentration. As the operation of a Financial PR company does not require substantial capital investment or any professional qualifications, barriers to entry are relatively low for new entrants into this market. New local PR firms may emerge in the marketplace, leading to strong competition in the market. In addition, Leading service providers in the industry usually have years of experience, pools of talent, sound reputations, large client bases and a history of network accumulation in the market, with mature business models and operational processes, and they may leverage the advantages of their international background and diversified businesses to compete with ours by building a presence in Hong Kong or acquiring existing Financial PR firms in Hong Kong. New entrants may face the risk and challenge of limited and inadequate resources in terms of pricing, project scale and turnover, client base, talent and capital.

Need for effective and professional teams

Financial PR firms mainly operate in an asset-light model, hence staff cost represents one of the major operational costs for a Financial PR firm, and having an effective and professional team is a vital factor for success. An effective and professional PR team will ensure the smooth communication between the Financial PR firm and its clients, consumers and the public, and will help to be open to the client’s suggestions and criticisms.

Changing circumstances can cause plans to be changed without notice, and different situations may occur that demand Financial PR personnel having as much flexibility, knowledge, experience and communication skills as possible. A delayed response or an unclear or imprecise reply to the public may trigger a significant deterioration of a brand’s reputation and image, and PR personnel may need to balance the priorities among diverse stakeholders when acting on behalf of a client. Furthermore, the team should be equipped with an in-depth understanding of each key part of the client’s business so as to effectively manage its brand image.

Difficulty in building up client portfolio

New entrants in the Financial PR industry may face difficulty in building up their client portfolio needed for a sustainable business, as established competitors are positioned to enjoy first mover advantages. It is highly likely that a client will select a Financial PR firm having a client portfolio and a strong track record. The major reason for this is that clients tend to look for service providers that have conducted similar projects in their industry. Hence, new entrants must establishment a client portfolio in order to sustain their business. Clients tend to choose its current service provider future projects if the services provided are acceptable, and therefore it might be difficult for new entrants to reach clients that are already using services from an established Financial PR service provider.

BUSINESS

Overview

We are a professional services provider in Hong Kong that principally engages in the provision of Financial PR services. We provide a substantial number of holistic and comprehensive Financial PR services to our clients through IJL, our key operating entity in Hong Kong. We advise our clients on their communications and reputation management efforts. Our Financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to investors and to the public in a manner that enables them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

Corporate History and Structure

In October 2016, IJL was organized under the laws of Hong Kong to engage in the provision of Financial PR services. IJL, our key operating subsidiary, provides advice for clients on their communications and reputation management efforts, creates multi-stakeholder communications programs, arranges press conferences and interviews, participates in the preparation of news releases and shareholders’ meetings, monitors news publications, identifies shareholders, targets potential investors, organizes corporate events and implements crisis management policies and procedures.

In June 2018, ITL was organized under the laws of Hong Kong to support our provision of Financial PR services. ITL is our operating subsidiary and engaged in technology related operations including maintaining the Company’s website.

In July 2018, IGL was incorporated under the BVI Act, as a holding company of our business.

We are offering 3,750,000 Ordinary Shares, representing 25% of the Ordinary Shares of IGL following completion of the offering, assuming the underwriters do not exercise the over-allotment option. The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering.

Subsidiary Name	Background	Ownership
Intelligent Joy Limited	— A Hong Kong company — Formed on October 24, 2016 — Provision of Financial PR services	100% owned by IGL
Intelligent Tech Limited	— A Hong Kong company — Formed on June 16, 2018 — Provision of Financial PR services	100% owned by IGL

Increase in authorized shares and share split

On July 5, 2018, IGL was incorporated under the laws of BVI as a holding company with the purpose of consolidating the Group’s structure. Upon incorporation, IGL’s authorized share capital was US$50,000 divided into 50,000 Ordinary Shares with a par value of US$1.00 each.

On November 6, 2021, the shareholders of the Company approved an increase in the authorized share capital and a share split at a ratio of 10,000-for-1, as a result of which the Company’s authorized share capital was increased by an additional 500,000,000 Ordinary Shares with a par value of US$0.00001 each, as part of the Company’s recapitalization prior to this offering. Subsequently on November 7, 2021, the Company allotted and issued 11,250,000 Ordinary Shares with a par value of US$0.00001. The Company further repurchased and cancelled the existing 50,000 issued Ordinary Shares with a par value of US$1.00. As a result the authorized share capital of the Company became US$5,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements have been retroactively restated to reflect the share split.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We provide comprehensive Financial PR services to our clients

We advise our clients on their communications and reputation management efforts. We provide comprehensive Financial PR services to our clients during mergers and acquisitions, IPOs and restructurings on a variety of complex business issues including (i) maintenance and development of public relations and investor relations; (ii) conferences and interviews; (iii) media monitoring; (iv) crisis management; (v) investor targeting; and (vi) investor polling to fulfil their varying needs.

We believe our ability to provide comprehensive Financial PR services to our clients not only fulfils their varying needs at different stages, but also fosters our solid long-term relationship with them.

We provide extensive coverage in our media monitoring and promotion services for our clients

We provide extensive coverage for our clients in our media monitoring services including news briefings and newspaper clippings gathered from a wide variety media outlets across the Greater Asia region, as well as daily reporting of share trading performance information consolidated from pricing apps of various funds. Our mature information platform periodically generates informational videos and articles that are targeted to different brokerage firms and media platforms. We have established an extensive network of hedge funds and private equity funds, for which we periodically hold private road shows. As part of our media promotion services, we have also partnered with Key Opinion Leaders in the field of finance from Hong Kong and China on various online platforms to act as effective promoters for our clients.

We have a strong client base

We serve a diverse and solid base of clients. We believe that our market reputation and our clients’ confidence in our services are indispensable to our continued success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies, investors and international investment banks. Since our establishment in 2016, we have been engaged by 113 clients, among which 65 are listing applicants or listed companies on the HK Stock Exchange. The number of clients who are listed companies on the HK Stock Exchange increased from 12 companies for the year ended November 30, 2020 to 28 and 31 companies for the year ended November 30, 2021 and 2022, respectively.

A diversified client base will tend to mitigate the negative effect from uneven demand for our services from clients in industry sectors that experience cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

We have experienced and competent management and professional staff

We have a team of experienced and competent management that is responsible for directing and managing daily operations, formulating business strategies and leading project execution. Leveraging on their experience and networks in the Financial PR industry, we have been successfully expanding our client base and sources of deals and transactions. For details of the biographies of our management team, please refer to the section headed ‘‘Management’’ in this prospectus.

In addition to our experienced and competent senior management team, we have teams of professional staff. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, identify and capture business opportunities, maintain relationships with clients and procure new clients.

Our Strategies

Our principal business objective is to further strengthen our position in the Financial PR services industry in Hong Kong and to replicate our success in Hong Kong in international capital markets, in particular in the US. We intend to achieve our future plans by adopting the following key strategies:

Further strengthen our Financial PR business in Hong Kong

We plan to continue to place a significant focus on our Financial PR business in Hong Kong. We believe that a strong team of experienced staff equipped with appropriate industry knowledge and good client connections are crucial to our continued success. We intend to strengthen our Financial PR business by recruiting additional experienced professional staff to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to effectively provide our services. We also intend to enhance the remuneration package of our existing professional team to retain talent. We believe a stronger Financial PR workforce will help increase our project execution as well as our capacity to provide quality services to our clients, and to maintain effective systems and controls to ensure that we are able to meet all of our obligations and responsibilities under relevant rules and regulations.

Expand our market presence in other international capital markets in particular the U.S.

We plan to replicate our success in Hong Kong and to establish and expand our market presence in other international capital markets, in particular in the U.S. There is a rising demand for companies located in the Asia Pacific region including but not limited to China, Hong Kong, Singapore and Malaysia, to gain access to international capital markets, in particular the U.S. capital markets. We plan to provide our Financial PR services to them. We may collaborate with suitable service providers in the U.S., including through strategic alliances and joint ventures, and may establish our offices and recruit suitable talent in the U.S. to better serve our clients and to capture the rising demand. However, at this time we have no intention to acquire any other businesses.

Enhance our automation and establishment of virtual Financial PR services

We plan to enhance the automation of our Financial PR services to increase our operational efficiency and competitiveness. By the introduction of app, other IT systems and tools and the extension of our online Financial PR platform, we not only could expand our coverage in media monitoring and promotion, but also provide more targeted and personalized information to our clients and increase the value of our services.

We also plan to launch virtual Financial PR services including establishing virtual roadshow platform, which will allow our clients to perform roadshows or other Financial PR service despite any travel restrictions resulting from COVID-19 or other unforeseen incidents that affect the ability to conduct in person events.

Our Services

We provide a substantial amount of our comprehensive Financial PR services to our clients through IJL, our key operating entity in Hong Kong. We monitor issues of public relations and investor relations; and maintaining good relations with the media and with investors is an important facet of our client services. In this regard, we provide our clients with market information and third party equity research reports in a timely manner. Our clients can therefore assess their market perception and corporate image for future improvement or make appropriate adjustments by utilizing the information provided by us.

With well-established relations in the media industry, we are able to communicate with the media to convey our clients’ messages to the media, to investors and to the public in an effective way. Our established information platform periodically generates informational videos and articles that is targeted at over 100 different funds and media platforms. We have also established an extensive network of hedge funds and private equity funds, for which we periodically hold private road shows. As part of our media promotion services, we have also partnered with Key Opinion Leaders in the field of finance from Hong Kong and China on various online platforms to act as effective promoters for our clients.

Furthermore, we coordinate shareholders meetings and press conferences of our clients and we also monitor question and answer sessions and media interviews. We also hold press conferences upon our clients’ request to release news or promote specific matters. With our business relationships with the media, we can communicate with the media to convey our clients’ messages to the public and investors in an effective way.

The following are the major services which we provide to our clients:

1.      Conferences and interviews

We coordinate shareholders meetings and press conferences of our clients and we also monitor question and answer sessions and media interviews. We arrange conferences to release financial and operational information or specific matters of our clients to media, investors, research analysts and other interested parties. We also arrange site visits for fund managers, securities analysts and reporters and conduct meetings with the management of our clients. With our business relationships with the media, we can communicate with the media to convey our clients’ messages to the public and investors in an effective way.

2.      Media relations and monitoring

We maintain contact with our clients, including through their public relations departments and company secretaries, to ensure that sufficient corporate information is conveyed to the media and investors. We also provide market information and news to our clients, in order to keep their management and relevant personnel abreast of the latest market developments. We provide extensive coverage for our clients in our media monitoring services including news briefings and newspaper clippings gathered from a wide variety media outlets across the Greater Asia region, as well as daily reporting of share trading performance information consolidated from pricing apps of various funds. Our mature information platform periodically generates informational videos and articles that are targeted to different brokerage firms and media platforms. This coverage allows us to be alert to the latest market news and make timely notifications to the client.

3.      Crisis management

We prepare crisis contingency plans, organize crisis public relations teams and establish crisis management mechanisms for our clients whenever necessary. We also provide strategic communications counsel, investor relations support, and tailored communication advice and execution on capital markets transactions and other situations. In the event that a crisis occurs, we will inform our clients as soon as possible and convene an emergency meeting to discuss and analyze the situation and its possible negative impact and to ascertain the extent of the crisis and market reaction so as to take proper counter measures such as offering relevant advice to our clients and executing a response plan in accordance with our advice and client instructions, so as to protect the image and reputation of our client and its brands.

4.      Investor relations and targeting

We classify investors based on the existing shareholder base of our clients in order to identify suitable potential investors. Then we provide publicly available information to them about our clients such as their line of business, development trends and industry prospects. Our services include planning and developing promotional activities and presenting listing news through various promotion channels to maximize the effectiveness of the publicity we generate. To facilitate our promotion services, we have developed our own podcast series, and we distribute research articles through third party media in the PRC and Hong Kong, and we also publish articles in professional column reviews, various social media platforms and apps of brokerage and securities firms. We also prepare information about investors investing in the same industry as that of our clients.

5.      Investor polling

We compile questionnaires and conduct investor surveys for our clients in order to provide them with an in-depth knowledge of investors’ perception of their operating strategies, potential growth, management quality, annual and periodic reports, financial performance, stock price performance and development trends of the industry/market as well as investors’ anticipation of our client’s business outlook. We follow up by preparing a report that analyzes the materials and information obtained from investors and summarizes their opinions on our clients.

6.      Coordinate listing activities:

We provide Financial PR services during the IPO of a company in Hong Kong. The services that we provide during an IPO in Hong Kong includes (i) roadshows: we offer roadshow services including coordinating and managing the overall logistics of investor presentations to ensure that the investor presentations run smoothly; (ii) investor luncheons: we coordinate investor luncheons to disseminate listing information of our IPO clients; (iii) press conference/media briefings: we assist the client in organizing and holding special meetings with investors, and potential investors, financial journalists and analysts to convey positive messages of our clients, an issuer; (iv) listing ceremonies: we assist the client in coordination of the listing ceremony, which involves arranging media interviews at the ceremony, the preparation of congratulation speeches for our clients; (v) site visit/business tours: we assist the client with arranging for site visits for fund managers, securities analysts and reporters; and (vi) congratulatory advertisements: upon our client’s listing, we arrange for congratulatory advertisements to be published on various sources including financial newspapers, online media and various promotional platforms.

Salient Terms of Client Contract

Scope of services

Our client contract sets out the scope of services to be provided by us, with regard at all times to our obligations under relevant laws and regulations.

Client responsibilities

Our client contract also specifies the client’s responsibilities for assisting us in performing our duties and for meeting our obligations under the relevant laws and regulations.

Term

Our client contracts are generally for a period ranging from three to twenty four months.

Service fee and payment terms

Our client contracts specify the terms of our service fee including the payment schedule or a provision that payment is required to be made after issue of an invoice. Our client contract generally state that out-of-pocket expenses incurred by us during the course of provision of our services will be reimbursed by the client. We do not grant credit terms to our clients.

Indemnity

We generally require our client to indemnify us where we suffer any loss, damage or claims in connection with our representation of the client, unless such loss, damage or claims are caused by our fraud, negligence or willful default.

Termination

Our client contracts normally grant the right for us and our client to terminate the contract by written notice to the other party. Our client contracts may also provide for events of default and the occurrence of which would entitle the relevant party to terminate the contract.

Pricing

Our service fees for the engagement of our Financial PR services are determined on a project-by-project basis and are set forth in our client contracts. In formulating our service fees for a new engagement, we take into consideration various factors including: (i) the costs for carrying out the projects with reference to the estimated time to be spent and the scale of the project; (ii) the prevailing market prices for similar services offered in the market; (iii) the size, reputation and industry of the client; and (iv) the potential future business opportunities with the client.

In general, we receive (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients.

For project-based services fees, we generally receive payment of the total pre-agreed or pre-endorsed fees in full before we perform the relevant project-based services.

Our Key Clients

Our clients are comprised of listed companies in Hong Kong and companies that seek to list on the HK Stock Exchange, as well as private companies and investors.

Our top five clients accounted for approximately 42.2% and 58.3% of our revenue for the years ended November 30, 2022 and 2021, respectively.

Sales and Marketing

The sales and marketing function is performed by our Financial PR execution team. Our projects generally originate from the networks of our directors, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

We maintain a company website which showcases our completed projects.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Intellectual Property

We believe our rights to our trademark contributes to our brand reputation and competitive advantage. As of the date of this prospectus, we have intellectual property consisting of 1 registered trademark.

To date, we do not own any patents, copyrights, or license agreements.

Competition

We face keen competition in the Financial PR industry in Hong Kong. Our competitors are local and international public relations companies. Financial PR agencies typically compete for customers and market share on the basis of price, past experience, service varieties and qualities. As the operation of a public relations company does not require substantial capital investment or any professional qualifications, barriers to entry are relatively low for new entrants into this market. New local public relations companies may emerge in the marketplace and lead to intense competition within the industry. In addition, large international public relations companies may leverage the advantages of their international background and diversified businesses to compete with our Group by building a presence in Hong Kong or acquiring existing Financial PR companies in Hong Kong. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, a wider range of value adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. We also face competition from local small and medium-sized Financial PR services providers that offer a similar range of services as we do. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. Our directors expect that competition will remain intense in the future.

Facilities

Our principal executive office is located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where we sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. We also have access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. We sub-leased this portion of space under one sublease that began on February 14, 2023 and will terminate on March 31, 2025. Prior to our current lease, our principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where we leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however we terminated the lease early on February 13, 2023 with no penalty charged by the landlord. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Employees

As of March 21, 2023, we had 9 employees, all of whom were full-time employees and were located in Hong Kong, comprising of 2 management personnel, 1 finance and administrative staff and 6 marketing staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute. All of our employees are employed in Hong Kong, and are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

The Group also participates and is in compliance with a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

Insurance

We are required by Hong Kong law to have in place a policy of insurance for the purpose of providing for payment of compensation to employees injured in the course of employment. IJL, our key operating entity in Hong Kong, has an insurance policy in compliance with the relevant regulations, and there has not been any employee compensation action against the Company as at the date of this prospectus.

COVID-19 Update

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

Legal Proceedings

As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Hong Kong Regulations Related to Consulting Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment. The Company has complied with the Employment Ordinance as at the date of this prospectus.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. The Company has complied with the ECO and there has not been any employee compensation action against the Company as at the date of this prospectus.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO. The Company has complied with the Mandatory Provident Fund Schemes as of the date of this prospectus.

Regulations related to Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this prospectus.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. The Company has complied with the Stamp Duty Ordinance as at the date of this prospectus.

Regulations on Dividend Withholding Tax

The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax

Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on dividend withholding tax.

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This notice also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on Enterprise Income Tax.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. The Company has complied with the AMLO as at the date of this prospectus.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this prospectus.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has complied the PDPO as at the date of this prospectus.

Measures for Cybersecurity Review (PRC)

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued the Revised Draft of the Measures for Cybersecurity Review for public comment, which requires that, in addition to “operators of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. See “Recent Regulatory Developments in the PRC” on page 6 of this prospectus for more information on the CAC and the Revised Draft.

MANAGEMENT

Directors and Executive Officers[3]	Age	Position
Ms. Wai Lau	31	Director, Chief executive officer and chairlady of the Board
Mr. Man Siu Hin[1]	33	Chief financial officer
Mr. Shiu Wing Joseph Chow[2]	50	Independent Director Nominee
Mr. Kean Tat Che[2]	39	Independent Director Nominee
Ms. Josephine Yan Yeung[2]	41	Independent Director Nominee

____________

1.       On August 15, 2022, Mr. To Wai Suen resigned as the Company’s chief financial officer effective as of August 16, 2022. Mr. To Wai Suen resigned for personal reasons and there were no disagreements between Mr. To Wai Suen and the Company. His departure was not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices. In connection with Mr. To Wai Suen’s resignation, on August 15, 2022, the Company appointed Mr. Man as chief financial officer effective as of August 16, 2022.

2.       Each of Mr. Chow, Mr. Che and Ms. Yeung have accepted their appointment to be our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

3.       Each of the directors and executive officers of the Company are located in Hong Kong.

Below is a summary of the business experience of each our executive officers and directors:

Ms. Wai Lau, is a director and our chairlady of the board of directors. Ms. Lau is the founder of the IGL, IJL and ITL. She also serves as a director of IJL and ITL. Ms. Lau has approximately eight years of experience in the Financial PR and media industries. Ms. Lau founded IJL in 2016, where she has been responsible for the investor relations and public relations communications of listed companies, with a focus on developing and enforcing corporate crisis management plans for our clients. Since September 2020, Ms. Lau has also served as a licensed representative of Get Nice Financial Group Limited (HKSE: 1469), a company engaged in the provision of services, including but not limited to, securities, futures, and options broking, securities margin financing, and corporate finance services. Prior to that, Ms. Lau also served as a licensed representative of Apollo Capital Management Limited from September 2019 to September 2020 and Capital Focus Asset Management Limited from January 2019 to May 2020, respectively, where she accumulated experience in monitoring the investment and management process of fund investments. From March 2015 to October 2016, Ms. Lau was a program host at Metro Radio in Hong Kong. Ms. Lau holds a bachelor’s degree of arts with major in journalism from Hunan University in June 2014 and holds a master’s degree of arts with major in communication of new media from City University of Hong Kong in June 2015.

Mr. Man Siu Hin, is our chief financial officer. Mr. Man joined the Company in August 8, 2022 as financial controller and was appointed as our chief financial officer in August 15, 2022. Mr. Man has over 10 years of experience in accounting. Mr. Man worked at Global Credit Management Company from March 2010 to March 2011 with his last position held as a accounts and administration clerk. From June 2011 to January 2012, Mr. Man worked as the audit assistant at T.P. Au & Co. From January 2012 to January 2015, Mr. Man worked as senior accountant I at HLB Hodgson Impey Cheng Limited. From March 2015 to February 2016, Mr. Man worked as accountant at Ipsos Hong Kong Limited from March 2016 to December 2016, Mr. Man worked as senior accountant at Atkins China Limited. From December 2016 to July 2020, Mr. Man worked as senior accountant at Sam K.M. Ng CPA Limited. From July 2020 to August 2022, Mr. Man worked as finance manager at Compass Group Hong Kong Limited. Mr. Man has full membership of CPA Australia since 2014. He obtained a bachelor’s degree in commerce from Curtin University of Technology in February, 2010.

Mr. Shiu Wing Joseph Chow, will serve as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. From 1999 to 2007, Mr. Chow has worked in general commercial and intellectual property law. From 2007 to August, 2015, Mr. Chow practiced at Maurice WM Lee, a law firm in Hong Kong, and held the position of partner at the time of his departure. From August 2015 to March 2017, Mr. Chow worked as consultant at C.T. Chan & Co., a law firm in Hong Kong. Since October 2013, Mr. Chow has been an independent non-executive director of Integrated Waste Solution Group Holdings Limited (HKSE: 0923). Since March 2017, Mr. Chow has been a co-founder and partner of Wellington Legal, a full service law firm in Hong Kong. Since September, 2018, Mr. Chow has been a director of Jump Start Media, a startup innovation media platform incorporated in Hong Kong that aims to support regional startups in Asia. Since September, 2020, Mr. Chow has been a Director of Solaris Fund Management. Since June, 2021, Mr. Chow has been a director of Blue Safari Group Acquisition Corporation (NASDAQ: BSGA), a SPAC that has entered into a definitive merger agreement for a business combination with Bitdeer Technologies Holding Company, a technology company in the field of cryptocurrency mining. Mr. Chow obtained a Bachelor of Laws from the City University of Hong Kong in 1996, and was admitted in Hong Kong as a solicitor in 1999.

Mr. Kean Tat Che, will serve as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Che has over seven years of experience in finance. From January 2007, to July, 2009, Mr. Che worked at Ernst & Young Singapore, with the last position held as audit senior. From October 2009 to June, 2012, Mr. Che worked at ICH Singapore, with the last position held as project manager. From July 2012, to July 2013, Mr. Che worked at Ausscar Wealth Advisory Sdn Bhd, with the last position held as vice president (Grade 2a). From August 2013, to October 2014, Mr. Che served as senior finance manager at Tropicana Development (JB) Sdn Bhd. From October 2014 to November 2015, Mr. Che served as the chief financial officer of Heyu Capital Limited, an investment firm. From July 2016 to January 2019, Mr. Che served as the Director and legal representative of Xiamen WaRui Information Technology Co Ltd, a company which engages in information technology and software development. Since March, 2019, Mr. Che has been serving as the chief financial officer, secretary and executive director of WeTrade Group, Inc (Nasdaq: WETG), a company which engages in e-commerce and Software as a Service (“SAAS”) services. From February 2019 to April 2020, Mr. Che served as the chief financial officer of Nova Group Holdings Limited (HKSE: 01360), a company which engages in exhibition organizing and project management services. Since May 2020, Mr. Che has been serving as the vice president and chief financial officer of Central Holding Group Co. Ltd. (HKSE: 01735), a company which engages in property development and building construction services. Mr. Che obtained a bachelor’s degree in accounting and finance from the University of Adelaide in 2005. Mr. Che has been a member of CPA Australia since November 2011.

Ms. Josephine Yan Yeung, will serve as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Yeung has over 19 years of experience in auditing, financial management, internal control and corporate governance, and is a practicing certified public accountant in Hong Kong. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as a manager in the assurance and advisory business services department, specializing in auditing companies listed in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked in Verdant Capital Group Limited, a China focused private investment firm based in Hong Kong with her last position as group finance director. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accounting firm in Hong Kong. Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively. She was admitted as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. Ms. Yeung has been serving as a joint company secretary member of Sunlight (1977) Holdings Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 8451), from April 2018 to May 2019. Ms. Yeung has been serving as the company secretary of Tu Yi Holding Company Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 1701) from June 2019 to June 2020.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors, comprising of two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female independent director out of the total of three independent directors, as well as Ms. Lau. Our board is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert” under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Mr. Chow. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Mr. Che. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Securities — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Compensation of Directors and Executive Officers

For the year ended November 30, 2022, we paid an aggregate of HK$498,000 (US$63,805) in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of November 30, 2022 and 2021, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

As of November 30, 2022 and 2021, our Group had funds advanced to Ms. Wai Lau of HK$37,937 and HK$7,922,423, and Shenzhen Huiyue Technology Co., Ltd of HK$nil and HK$4,777,391, respectively.

The following table sets forth the breakdown of the related parties balances as of the dates indicated:

	Relationship with the Group	As of November 30,
		2021	2022	2022
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	7,922,423	37,937	4,861
Shenzhen Huiyue Technology Co., Ltd	wholly owned by Ms. Wai Lau	4,777,391	—	—
Total		12,699,814	37,937	4,861

Balances represented the funds advanced to Ms. Wai Lau and a related party which is wholly owned by Ms. Wai Lau, who are the director, CEO and shareholder of the Company. The balance is unsecured and interest-free.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 (US$1,921,845) payable to its shareholders, of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 (US$294,707) was paid in cash on March 16, 2022. The dividend per share was HK$1.33 (US$0.17). Hence, all advances to the director and related party as of November 30, 2021 have been repaid as of March 7, 2022. The advances to the director of HK$37,937 as of November 30, 2022 has been fully settled by cash in February 2023.

Our board of directors will create an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. Except as set forth in the following table, there is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, her or it, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers
Ms. Wai Lau	9,004,500	80.0%	9,004,500	60.0%
Mr. Man Siu Hin	—	—	—	—
Mr. Anthony Yuen	—	—	—	—
Mr. Kean Tat Che	—	—	—	—
Ms. Josephine Yeung Yan	—	—	—	—
All directors and executive officers as a group	9,004,500	80.0%	9,004,500	60.0%
5% principal shareholders:
Ms. Wai Lau	9,004,500	80.0%	9,004,500	60.0%

____________

(1)      The business address for our directors and executive officers is at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

DESCRIPTION OF SECURITIES

IGL was incorporated as a BVI business company under the BVI Act on July 5, 2018 under the name “Intelligent Group Limited” with company no. 1985131. As of the date of this prospectus, we are authorized to issue a maximum of 500,000,000 Ordinary Shares, $0.00001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. At the completion of this offering, there will be 15,000,000 Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “INTJ” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and

(iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

•        Prejudiced members:    A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

As permitted under BVI law, our Memorandum and Articles of Association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have 15,000,000 outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 3,750,000 Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by any of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately 150,000 Ordinary Shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of November 30, 2021; or

•        the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares), including our Controlling Shareholder, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the date of this prospectus, without the prior written consent of Univest Securities, LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes is a summary of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all aspects of U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as:

•        financial institutions or financial services entities;

•        insurance companies;

•        broker-dealers;

•        traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;

•        tax-exempt entities (including private foundations);

•        governments or agencies or instrumentalities thereof;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        certain former citizens or long-term residents of the United States;

•        persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment;

•        persons that have a “functional currency” other than the U.S. dollar;

•        persons that own directly, indirectly or through attribution 5% or more of the voting power of our Ordinary Shares;

•        corporations that accumulate earnings to avoid U.S. federal income tax; or

•        partnerships and other pass-through entities for U.S. federal income tax purposes, and any beneficial owners of such entities.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, backup withholding or alternative minimum tax consequences.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is or is treated as, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we may be considered as a PFIC. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. We do not currently intend to perform the analysis necessary to determine PFIC status, and there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime,” regardless of whether we remain a PFIC, upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares. Under the PFIC excess distribution regime,

•        the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares;

•        the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is realized) and any year prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxed as ordinary income earned in the current taxable year;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year; and

•        an additional tax equal to the interest charge, generally applicable to underpayments of tax, will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would (i) include as ordinary income each year, the excess, if any, of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares, and (ii) deduct as an ordinary loss each year, the excess, if any, of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a “qualified foreign corporation,” and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Taxation of Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Univest Securities, LLC, as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Univest Securities, LLC	[ ]
[__]	[__]
Total	[__]

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriter’s over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering), at the offering price per Ordinary Shares less underwriting discounts. The underwriters may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the underwriters in excess of the total number of Ordinary Shares set forth in the table above.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 4.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the representative’s over-allotment option.

We have agreed to reimburse the representative up to a maximum of $200,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid $30,000 to the representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[**].

Right of First Refusal

We have agreed to grant the representative, for the 12-month period following the date of our engagement letter with the representative, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion but is non-assignable. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for cause.

Lock-Up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares), including our Controlling Shareholder, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the date of this prospectus, without the prior written consent of the representative.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “INTJ.” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (as amended) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, BVI companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

BVI

Enforceability

Ogier, our counsel to the laws of the BVI has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Anti-money laundering

In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

Hong Kong

All of our directors and officers reside outside the United States in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing expenses		24,000
Legal fees and expenses		*
Accounting fees and expenses		35,000
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and Hong Kong laws. The validity of our shares and certain other matters of BVI law will be passed upon for us by Ogier. Univest Securities, LLC, the representative of the underwriters, is being represented by Hunter Taubman Fischer & Li LLC in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the year ended November 30, 2022 included in this prospectus have been so included in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of and for the year ended November 30, 2021, included in this prospectus and elsewhere in the registration statement of which this prospectus forms a part, have been audited by Friedman LLP, an independent registered public accounting firm, to the extent and for the period indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing. See “Change in Registrant’s Certifying Accountant” below.

The registered business address of Marcum Asia CPAs LLP is 7 Penn Plaza, Suite 830, New York, NY 10001.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, merged with Marcum LLP and continued to operate as an independent registered public accounting firm. On December 5, 2022, our Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia CPAs LLP.

Friedman LLP’s reports on our consolidated financial statements for the year ended November 30, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal year ended November 30, 2021 and the subsequent interim period through December 5, 2022, there have been no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman LLP’s satisfaction, would have caused Friedman LLP to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For the fiscal year ended November 30, 2021 and the subsequent interim period through December 5, 2022, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F, other than the material weaknesses disclosed by the management in the “Risk Factors” in this prospectus.

We provided Friedman LLP with a copy of the above disclosure and requested that Friedman LLP furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman LLP’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During our two most recent fiscal years and through December 5, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia CPAs LLP with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at w3.intelligentjoy.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

INTELLIGENT GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intelligent Group Limited and Subsidiaries (collectively, the “Company”) as of November 30, 2022, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended November 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2022, and the results of its operations and its cash flows for the year ended November 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

March 21, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001
Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intelligent Group Limited and Subsidiaries (collectively, the “Company”) as of November 30, 2021, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended November 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021, and the results of its operations and its cash flows for the year ended November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2021 through 2022.

New York, New York

June 23, 2022, except for Note 2 which is dated October 18, 2022.

INTELLIGENT GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	13,009,436	15,478,505	1,983,152
Accounts receivable	4,631,246	2,685,876	344,122
Prepayments and other receivables	227,451	197,649	25,324
Due from a director	7,922,423	37,937	4,861
Other receivables – related parties	4,777,391	—	—
Total current assets	30,567,947	18,399,967	2,357,459

Non-current assets:
Property and equipment, net	574,510	174,898	22,408
Right-of-use assets	766,565	286,427	36,698
Deferred offering costs	—	2,172,377	278,331
Total non-current assets	1,341,075	2,633,702	337,437
Total assets	31,909,022	21,033,669	2,694,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	143,910	290,645	37,238
Contract liabilities	288,364	1,166,837	149,499
Bank borrowings	75,342	454,584	58,243
Operating lease liabilities	501,638	255,968	32,795
Taxes payables	2,640,790	2,838,099	363,626
Total current liabilities	3,650,044	5,006,133	641,401

Other liabilities:
Bank borrowings, net of current portion	3,407,658	2,953,174	378,369
Operating lease liabilities, net of current portion	255,969	—	—
Total other liabilities	3,663,627	2,953,174	378,369
Total liabilities	7,313,671	7,959,307	1,019,770

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 shares issued and outstanding as of November 30, 2021 and 2022, respectively*	874	874	112
Additional paid-up capital	2,010,103	2,010,103	257,540
Retained earnings	22,584,374	11,063,385	1,417,474
Total shareholders’ equity	24,595,531	13,074,362	1,675,126
Total liabilities and shareholders’ equity	31,909,022	21,033,669	2,694,896

____________

*        Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	1,836,204

OPERATING EXPENSES:
Direct cost of revenues	1,795,832	2,492,304	319,322
Selling expenses	1,556,607	957,546	122,684
General and administrative expenses	5,707,936	7,073,360	906,260
Total operating expenses	9,060,375	10,523,210	1,348,266

INCOME FROM OPERATIONS	13,483,625	3,808,366	487,938

OTHER INCOME (EXPENSE)
Financial expense	(8,158)	(97,167)	(12,449)
Other income, net	120,329	280,241	35,905
Total other income, net	112,171	183,074	23,456

INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	511,394
INCOME TAX EXPENSES	1,916,689	512,429	65,654

NET INCOME	11,679,107	3,479,011	445,740

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	11,250,000	11,250,000	11,250,000

EARNINGS PER SHARE
Basic and diluted*	1.04	0.31	0.04

Supplemental Earnings Per Share (Unaudited)

The unaudited pro forma basic and diluted earnings per share reflect the accrual of the HK$15,000,000 (US$1,921,845) dividend that was declared and paid on March 7, 2022.

Pro forma earnings per share gives effect to 328,023 additional ordinary shares issued in the IPO that would be necessary to fund the excess of the dividend payment over the current-period earnings of HK$3,479,011 (US$445,741).

The additional ordinary shares were calculated assuming an initial public offering price of US$4.50 per share.

The following table sets forth the computation of pro forma basic and diluted earnings per share for the year ended November 30, 2022:

For the years ended November 30, 2022
US$ (except for share data)
Net Income	445,741
Basic and diluted weighted average ordinary shares outstanding	11,250,000
Pro forma adjustment to reflect ordinary shares sold in the IPO to fund dividend payments in excess of current earnings	328,023
Basic and diluted weighted average ordinary shares outstanding used in computing pro forma net earnings per share	11,578,023
Pro forma earnings per share, basic and diluted	$0.04

____________

*        Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in capital	Retained earnings	Total
	Shares*	Amount
		HK$	HK$	HK$	HK$
BALANCE, December 1, 2020	11,250,000	874	2,010,103	10,905,267	12,916,244
Net income	—	—	—	11,679,107	11,679,107
BALANCE, November 30, 2021	11,250,000	874	2,010,103	22,584,374	24,595,351
Net income	—	—	—	3,479,011	3,479,011
Dividend distribution	—	—	—	(15,000,000)	(15,000,000)
BALANCE, November 30, 2022	11,250,000	874	2,010,103	11,063,385	13,074,362
		US$	US$	US$	US$
BALANCE, November 30, 2022	11,250,000	112	257,540	1,417,474	1,675,126

____________

*        Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,679,107	3,479,011	445,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	411,614	411,742	52,754
Provision for doubtful accounts	617,014	540,000	69,187
Amortization of right-of-use asset	472,180	480,138	61,517
Interest of lease liabilities	11,710	14,362	1,840
Change in operating assets and liabilities
Accounts receivable	(3,863,560)	1,405,370	180,060
Prepayments and other receivables	(51,851)	29,802	3,818
Accruals and other payables	(713,475)	146,735	18,800
Contract liabilities	218,516	878,473	112,553
Operating lease liabilities	(451,500)	(516,001)	(66,112)
Taxes payables	1,862,356	197,309	25,280
Net cash provided by operating activities	10,192,111	7,066,941	905,437

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of office equipment	—	(12,129)	(1,554)
Due from a director	(4,162,094)	(37,938)	(4,861)
Other receivables – related parties	(926,993)	—	—

Net cash used in investing activities	(5,089,087)	(50,067)	(6,415)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend distribution	—	(2,300,186)	(294,707)
Deferred offering costs	—	(2,172,377)	(278,331)
Repayment of bank borrowings	—	(75,242)	(9,640)
Proceeds from bank borrowings	3,483,000	—	—

Net cash provided by (used in) financing activities	3,483,000	(4,547,805)	(582,678)

NET CHANGE IN CASH AND CASH EQUIVALENTS	8,586,024	2,469,069	316,344
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,423,412	13,009,436	1,666,808

CASH AND CASH EQUIVALENTS AT END OF YEAR	13,009,436	15,478,505	1,983,152

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	54,334	315,120	40,374
Cash paid for interest	8,158	97,167	12,449

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	962,639	—	—
Dividend payable offset against amount due from director and related parties	—	12,699,814	1,627,138

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND BUSINESS OVERVIEW

Intelligent Group Limited (“IGL” or the “Company”) is a company with limited liability incorporated in the British Virgin Islands on July 5, 2018. The Company’s registered office is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island and its principal place of business is situated at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where the Company sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. We also have access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. The Company sub-leased this portion of space under one lease which began on February 14, 2023 and will terminate on March 31, 2025. Prior to the current lease, the Company’s principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where the Company leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however the Company terminated the lease early on February 13, 2023 with no penalty charged by the landlord.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in the providing financial public relations (“Financial PR”) services in Hong Kong.

During the years ended November 30, 2022 and 2021, the Company has direct interests in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital	Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$100	100% owned by IGL	Financial PR services

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended November 30, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8050, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, and interest rate of lease. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of November 30, 2022 and 2021, the Group had cash and cash equivalent balance of HK$15,478,505 (US$1,983,152) and HK$13,009,436, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded net of allowance for the Group’s doubtful accounts. The Group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of November 30, 2022 and 2021, the allowance for doubtful accounts was nil, and for the years ended November 30, 2022 and 2021, the accounts receivable written off was HK$540,000 (US$69,187) and HK$617,014, respectively.

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of November 30, 2022 and 2021, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended November 30, 2022 and 2021, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of November 30, 2022 and 2021, the deferred offering costs was HK$2,172,377 (US$278,331) and HK$nil, respectively.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon signing of the contract for Financial PR services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” for all periods presented, using the method retrospective transition method on December 1, 2018. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The new lease standard also provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended November 30, 2022 and 2021, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, prepayments and other receivables, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented, using the modified retrospective transition method on December 1, 2019.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in the Financial PR services.

The Group enters into a distinct contract with its clients for the Financial PR services. The Financial PR services include maintaining the positive relationship between the client and their investors through difference social media channels and carrying out promotion event, including (1) maintenance and development of public relations and investor relations; (2) conferences and interviews; (3) media monitoring; (4) crisis management; (5) investor targeting; and (6) investor polling.

The revenue generated from Financial PR services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of Financial PR services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The Financial PR services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar each month, even though the exact volume of services may vary. Therefore, the Group concludes that the services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For project-based Financial PR services, the Group generally receives payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The project-based Financial PR services involve multiple tasks which are interrelated, integrated, customized, and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the Group concludes that the project-based Financial PR services to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts. Out-of-pocket expenses are incurred during the execution of the projects upon receipt of payment of the client, and are generally excluded from the revenues.

Revenue disaggregated by timing of revenue recognition for the years ended November 30, 2022 and 2021 is disclosed in the table below:

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Over time
Financial PR services	11,654,525	13,248,243	1,697,404
Project-based Financial PR services	10,889,475	1,083,333	138,800
	22,544,000	14,331,576	1,836,204

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at November 30 are as follows:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Amounts expected to be recognized as revenue:
Within one year	3,670,000	3,300,000	422,806
After one year	10,175,000	6,875,000	880,846
	13,845,000	10,175,000	1,303,652

The Group expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur within four years for the Financial PR services. The Group elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

In 2022, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS for paying wages of employees from May to July 2022. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government.

For the years ended November 30, 2022 and 2021, the Group recognized government grants of HK$215,000 (US$27,546) and HK$59,377, respectively, in the consolidated statements of income. IJL is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

Direct cost of revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities and media and promotion services the Group provides for its clients.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,844).

During the years ended November 30, 2022 and 2021, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$121,918 (US$15,620) and HK$145,633, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income tax

IGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by IGL and the Company’s subsidiary in Hong Kong, IJL and ITL, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

IJL and ITL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred nor did the Group have any significant unrecognized tax benefits during the years ended November 30, 2022 and 2021.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,061) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2022, cash and cash equivalents balance of HK$15,478,505 (US$1,983,152) was maintained at financial institutions in Hong Kong and approximately HK$580,043 were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended November 30,		For the year ended November 30,		For the year ended November 30,
	2021	2021	2022	2022	2022	2022
	HK$		HK$		US$
Customer A	3,025,000	13%	3,300,000	23%	422,806	23%
Customer B	3,000,000	13%	—	—	—	—
Customer C	2,831,250	13%	—	—	—	—
Customer D	2,580,000	11%	—	—	—	—
	11,436,250	50%	3,300,000	23%	422,806	23%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of November 30,		As of November 30,		As of November 30,
	2021	2021	2022	2022	2022	2022
	HK$		HK$		US$
Customer A	693,000	15%	—	—	—	—
Customer B	3,025,000	65%	1,500,000	56%	192,184	56%
Customer C	—	—	400,000	15%	51,249	15%
	3,718,000	80%	1,900,000	71%	243,433	71%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group has not early adopted this update and it will become effective on December 1, 2023. The Group is still evaluating the impact of accounting standard of credit losses on the Group’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning December 1, 2021 and interim periods beginning December 1, 2022. The Group has adopted this standard for the year ended November 30, 2022. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning December 1, 2021. The Group has adopted this standard for the year ended November 30, 2022. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Prepaid rent	10,050	—	—
Rental deposit	165,550	165,550	21,211
Others	51,851	32,099	4,113
Total	227,451	197,649	25,324

4.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Furniture and fixtures	6,968	6,968	893
Office equipment	82,329	94,458	12,102
Motor vehicle	1,181,264	1,181,264	151,347
Total	1,270,561	1,282,690	164,342
Less: Accumulated depreciation	696,051	1,107,792	141,934
Net book value	574,510	174,898	22,408

Depreciation expenses recognized for the years ended November 30, 2022 and 2021 were HK$411,742 (US$52,754) and HK$411,614, respectively.

5.      RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

As of November 30, 2022, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong	From May 15, 2020 through June 30, 2021 From July 1, 2021 through June 30, 2023

(a)     Amounts recognized in the consolidated balance sheet:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Right-of-use assets	766,565	286,427	36,698

Operating lease liabilities
Current	501,638	255,968	32,795
Non-current	255,969	—	—
	757,607	255,968	32,795

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

(b)    A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Amortization charge of right-of-use assets	472,180	480,138	61,517
ROU assets obtained in exchange for operating lease liabilities	962,639	—	—
Interest of lease liabilities	11,710	14,362	1,840
Cash paid for operating leases	451,500	516,001	66,112

(c)     The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of November 30, 2022:

	Twelve months ended November 30
	HK$	US$
2023	258,000	33,056
Total future lease payments	258,000	33,056
Less: imputed interest	(2,032)	(261)
Present value of lease obligation	255,968	32,795

The weighted-average remaining lease terms were 0.6 and 1.6 years as of November 30, 2022 and 2021, respectively. The weighted-average discount rate used to determine the operating lease liability as of November 30, 2022 and 2021 were 2.75% and 2.75%, respectively.

6.      ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Accrued rental	14,100	—	—
Accrued staff salaries and reimbursements	114,852	227,741	29,178
Accrued professional fee	6,000	6,000	769
Other accrued expenses	8,958	56,904	7,291
Total	143,910	290,645	37,238

7.      RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

	Relationship with the Group	As of November 30,
		2021	2022	2022
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	7,922,423	37,937	4,861
Shenzhen Huiyue Technology Co., Ltd	wholly owned by Ms. Wai Lau	4,777,391	—	—
Total		12,699,814	37,937	4,861

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances represented the funds advanced to Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, CEO and shareholder of the Company. The balance is unsecured and interest-free. On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 (US$1,921,845) payable to its shareholders, of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 (US$294,707) was paid in cash on March 16, 2022. The dividend per share was HK$1.33 (US$0.17). The amount due from director of HK$37,937 (US$4,861) as of November 30, 2022 has been fully settled in cash in February 2023.

8.      CONTRACT LIABILITIES

The Group’s contract liabilities include advances from clients related to Financial PR services on the Group’s consolidated balance sheets. These payments are non-refundable and are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of November 30, 2022 and 2021, the contract liabilities were comprised of the following:

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Advance from customers	288,364	1,166,837	149,499
Total	288,364	1,166,837	149,499

9.      BANK BORROWINGS

	As of November 30,
	2021	2022	2022
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	75,342	454,584	58,243
Over 1 year	3,407,658	2,953,174	378,369
Total	3,483,000	3,407,758	436,612

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at a floating prime rate of 2.75% and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.125% in December 2022 mainly due to the interest rate was raised by the Federal Reserve. As of November 30, 2022, the balance had repaid HK$75,242 (US$9,640).

As of November 30, 2022 and 2021, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, the director and shareholder of the Company and with the due date same as the loan agreement.

Interest related to the bank loans was HK$97,167 (US$12,449) and HK$8,158 for the years ended November 30, 2022 and 2021, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries, IJL and ITL, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

(a)     Taxation in the statement of income represents:

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Current tax – Hong Kong profits tax Provision for the year	1,916,689	512,429	65,654
	1,916,689	512,429	65,654

(b)    The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	For the years ended November 30,
	2021	2022
Hong Kong statutory income tax rate	16.5%	16.5%
Preferential tax rate in Hong Kong	(1.2)%	(4.1)%
Expenses not deductible for tax	0.5%	1.7%
Permanent difference*	(1.7)%	(1.3)%
Effective tax rate	14.1%	12.8%

____________

*        Mainly represents non-taxable income due to governmental grants and other immaterial non-taxable interest.

(c)     Deferred tax:

No deferred tax assets or liabilities has been recognized in the consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of November 30, 2022 and 2021.

As of November 30, 2022 and 2021, the Group had taxes payables of HK$2,838,099 (US$363,626) and HK$2,640,790, respectively.

11.    OTHER INCOME

	For the years ended November 30,
	2021	2022	2022
	HK$	HK$	US$
Government grant	59,377	215,000	27,546
Bank interest income	51	2,446	314
Sundry income	60,901	62,795	8,045
Total	120,329	280,241	35,905

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    OTHER INCOME (cont.)

Other income mainly represented government grant in relation to the funding support from the Employment Support Scheme under the Anti-epidemic Fund set up by the Hong Kong Government.

12.    ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of ordinary shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of the Company resolved to create an additional 500,000,000 of the authorized ordinary shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, the Company newly issued 11,250,000 ordinary shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 50,000 of the outstanding ordinary shares with a par value of US$1.0 issued and outstanding as of November 30, 2020 as well as cancelled 50,000 of the authorized ordinary shares with a par value of US$1.0.

The Company considered the above transactions as a 10,000-for-1 split of its ordinary shares and deemed the cancellation of 50,000 original ordinary shares with par value of US$1.0 and the new issuance of 11,250,000 ordinary shares with par value of US$0.00001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the share split.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 (US$1,921,845) payable to its shareholders, of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 (US$294,707) was paid in cash on March 16, 2022. The dividend per share was HK$1.33 (US$0.17).

13.    COMMITMENTS AND CONTINGENCIES

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. The Group cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like the Group and the Group’s business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, the Group may have experienced lower efficiency and productivity, internally and externally, which may adversely affect the Group’s service quality. Moreover, the Group’s business depends on the employees. If any of the Group’s employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of the Group’s employees, potentially resulting in severe disruption to the Group’s business.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    COMMITMENTS AND CONTINGENCIES (cont.)

Furthermore, the Group’s results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the Group’s businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on the results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond the Group’s control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, the Group cannot assure that the experienced or projected growth rate will be able to maintain. The Group will continue to closely monitor the situation throughout 2023 and beyond.

The Group has gradually resumed normal operations since 2021. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2021. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

14.    SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after November 30, 2022 up through the date the Group issued the consolidated financial statements, there was no subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

Intelligent Group Limited

3,750,000 Ordinary Shares

______________

PROSPECTUS

______________

, 2023

Until and including            , 2023 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering:

On November 7, 2021, we issued and allotted 11,250,000 ordinary shares with a par value of US$0.00001 to Wai Lau for a consideration of $112.00.

Item 8. Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of Ogier regarding certain BVI tax matters (included in Exhibit 5.1)
10.1*	Employment Agreement, by and between Wai Lau and the registrant
10.2*	Employment Agreement, by and between Man Siu Hin and the registrant
10.4*	Form of Independent Director Agreement by and between the registrant and its independent directors
10.5*	Form of Indemnification Agreement
10.6*	Office Lease Contract, by and between Intelligent Joy Limited and Chee Yen Investment Company (PTC) Limited
16.1*	Letter from Friedman LLP
21.1*	List of Subsidiaries
23.1*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
23.2*	Consent of Friedman LLP, an independent registered public accounting firm
23.3*	Consent of Ogier (included in Exhibits 5.1)
23.4*	Consent of Loeb & Loeb LLP
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nomination Committee Charter
99.5*	Director Nominee Consent of Shiu Wing Joseph Chow
99.6*	Director Nominee Consent of Kean Tat Che
99.7*	Director Nominee Consent of Joseph Yan Yeung
99.8*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on March 21, 2023.

INTELLIGENT GROUP LIMITED
By:
Name:	Wai Lau
Title:	Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the U.S. Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairlady, Chief Executive Officer	March 21, 2023
Wai Lau	(Principal executive officer) Chairlady of the Board and Director
	Chief Financial Officer	March 21, 2023
Man Siu Hin	(Principal financial and accounting officer)

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Intelligent Group Limited has signed this registration statement or amendment thereto in the City of New York on     , 2023.

Authorized US Representative Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President
on behalf of Cogency Global Inc.